AngloGoldAshanti

2025

Mineral Resource and Mineral Reserve

at 31 December 2025

MINING TO EMPOWER PEOPLE
AND ADVANCE SOCIETIES

Our purpose

Mining to empower people and advance societies

Empowering people: by fostering an inspiring environment of continuous improvement and operational excellence, people who work for AngloGold Ashanti are empowered to play a positive role, both within the organisation and in the countries in which we operate.

Advancing societies: through our business, we strive to add economic value and provide access to opportunity. Our aim is to positively impact people in the communities in which we operate, generating positive economic benefits and improving their quality of life.

Our mission

Allied to our purpose is our mission, to create value for our shareholders, employees and business and social partners by safely and responsibly exploring for, mining and marketing our products

Our values

AngloGold Ashanti is committed to creating an inclusive and collaborative environment based on trust, respect and dignity. Our corporate values are fundamental to the conduct of our business, guiding how we behave, do our work and interact with our colleagues, our neighbours, the environment and our partners.

Safety | **Respect** | **Integrity**

Sustainability | **Excellence** | **Collaboration**

To access our 2025 reports, scan the QR code below or visit: *reports.anglogoldashanti.com*


2025
Suite of Reports

Guide to our 2025 reports

Our reporting promotes transparency and communication with a range of stakeholders, providing considered, comprehensive disclosure on AngloGold Ashanti's strategic, financial, operational, governance, social and environmental performance for the financial year ended 31 December 2025. Our reports aim to address the information requirements of investors and other interested stakeholders, and should be read in conjunction with each other.

Our suite of reports includes the following:

- **Annual Report on Form 20-F for the financial year ended 31 December 2025 (20-F)**, our primary report, which is produced in accordance with the reporting requirements of and will be filed with the US Securities and Exchange Commission (SEC)
- **Annual Report**, produced in compliance with the UK Companies Act 2006 and has the following components:
  - Strategic Report
  - Corporate Governance (includes the Directors' report)
  - Annual Financial Statements (AFS)
- **Notice of Meeting 2026**
- **Sustainability Report**, addresses a broad range of stakeholders and is aligned with sustainability disclosure standards and reporting commitments of the Global Reporting Initiative (GRI), the Sustainability Accounting Standards Board (SASB) Standard, and reporting obligations under the International Council on Mining and Metals (ICMM) and the World Gold Council's Responsible Gold Mining Principles, among others
- **Mineral Resource and Mineral Reserve Report**, aligned with SEC mining property disclosure requirements set out in Subpart 1300 of Regulation S-K (17 CFR § 229.1300) (Regulation S-K 1300)
- **Operational Profiles**
- **Modern Slavery Statement,** which is to publish later in the year
- **Human Rights Report,** which publishes at least every three years

Notes:

- *AngloGold Ashanti, the Company or the Group, refers to AngloGold Ashanti plc.*
- *All 2025 numbers include Augusta Gold Corp. (Augusta Gold) assets since its acquisition in October 2025, unless specified otherwise.*
- *The information in this report is based on information signed off by Tarryn Flitton, a Qualified Person who is a full-time employee of AngloGold Ashanti. Tarryn Flitton has provided consent to the inclusion of Mineral Resource and Mineral Reserve information in this report, in the form and context in which it appears. AngloGold Ashanti confirms that it is not aware of any new information or data that materially affects the 2025 Mineral Resource and Mineral Reserve information included in its Earnings Release for the three months and the year ended 31 December 2025, which was released on 20 February 2026 (the "FY 2025 Earnings Release") and, in the case of estimates of Mineral Resource or Mineral Reserve, that all material assumptions and technical parameters underpinning the estimates in the FY 2025 Earnings Release continue to apply and have not materially changed. The Company confirms that the form and context in which the Qualified Person's findings are presented have not been materially modified from the FY 2025 Earnings Release.*

AngloGold Ashanti plc (AngloGold Ashanti) is a global gold mining company with a diverse, high-quality portfolio of operations, projects and exploration activities in 10 countries, across four continents.



Tropicana, Australia

Contents

AngloGold Ashanti strives to actively create value by growing its major asset – its Mineral Resource and Mineral Reserve.

This drive is based on active, well-defined brownfields and advanced project development programmes, innovation in both geological modelling and mine planning, and continual optimisation of the asset portfolio. Ensuring a viable Mineral Resource and Mineral Reserve pipeline enables delivery of sustained value-adding growth in the long term.

Navigating this report

This document is an interactive PDF with all active hyperlinks indicated by *blue font*.

We welcome feedback on our reporting. Should you have any comments or suggestions on how we could improve the quality of our reports, contact our investor relations team at:

investors@anglogoldashanti.com

About this report

The Mineral Resource and Mineral Reserve at 31 December 2025 for AngloGold Ashanti are reported in accordance with the SEC mining property disclosure requirements set forth in Regulation S-K 1300.

Headquartered in Denver, Colorado, in the United States, AngloGold Ashanti has its primary listing on the New York Stock Exchange (NYSE). AngloGold Ashanti remains committed to the Johannesburg Stock Exchange (JSE and A2X Markets) and the Ghana Stock Exchange (GSE) on which it has maintained secondary listings.

The reporting criteria, as outlined in Regulation S-K 1300, have been used in the preparation of internal documentation for each operation, from which the Mineral Resource and Mineral Reserve stated in this report have been drawn.

In compliance with Regulation S-K 1300, the Mineral Resource in this report is reported as exclusive of the Mineral Reserve before dilution and other factors are applied, unless otherwise stated.

Measured and Indicated Mineral Resource is reported separately from Inferred Mineral Resource in our reports.

The addresses of the *professional organisations* to which the Qualified Persons are affiliated are provided on *page 23*.

Mineral Resource and Mineral Reserve estimates are reported at 31 December 2025 and are net of depletion.

Refer to *Definitions* in this report on *page 17* for further terminology and definitions used in Mineral Resource and Mineral Reserve reporting under Regulation S-K 1300.

The following should be noted in respect of this report

- All figures are expressed on an attributable basis, unless otherwise indicated
- Unless otherwise stated, $ or dollar refers to United States dollars
- Locations on maps are indicative
- To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports (i) for gold and silver: tonnage, grade and content to two decimals; (ii) for copper: tonnage and grade to two decimals and content with no decimals; (iii) for sulphur: tonnage and content (tonnes million) to two decimals, grade to one decimal and content (pounds million) with no decimals; and (iv) for molybdenum: tonnage and content (kilotonnes) to two decimals and grade and content (pounds million) with no decimals
- Group and Company are used interchangeably
- Mine and operation are used interchangeably, as are region and business unit
- Rounding of numbers may result in computational discrepancies in the Mineral Resource and Mineral Reserve tabulations
- For terminology used in this report, please refer to the Glossary of terms on *page 19*

tonne	Moz	Mt	Mlb
Metric tonnes (t) are used throughout this report	Refers to million ounces and all ounces are Troy ounces	Refers to million tonnes	Refers to million pounds

Our footprint

at 31 December 2025


Guinea
Siguiri (85%)
Democratic Republic of the Congo (DRC)
Kibali (45%) (d)
Egypt
Sukari (50%)
Ghana
Iduapriem
Obuasi
Colombia
La Colosa (c)
Quebradona
Brazil
AGA Mineração
Australia
Sunrise Dam
Tropicana (70%)
Butcher Well (70%)
Tanzania
Geita
United States of America
Arthur Gold Project (a)
North Bullfrog
Nevada Regional Deposits (b)
Argentina
Cerro Vanguardia (92.5%)
Legend
Operations
Projects
Exploration

Gold produced

3.09Moz

Africa	2.05
Americas	0.50
Australia	0.54

Operating cash flow APM (2) (3) (4)

$4,357m

Africa	3,125
Americas	662
Australia	837

Mineral Reserve (4)

36.5Moz

Africa	22.6
Americas	11.6
Australia	2.3

People employed (1) (3) (4)

38,243

Africa	24,911
Americas	10,250
Australia	1,787

Capital expenditure (3) (4)

$1,600m

Africa	1,135
Americas	278
Australia	185

Community investment (3) (4)

$27.25m

Africa	21.91
Americas	4.00
Australia	0.91

Notes:

(a) Previously the Expanded Silicon project, and includes the Silicon and Merlin deposits
(b) Includes the deposits of Reward, Bullfrog, Mother Lode, Crown Block (SNA, Secret Pass and Daisy), and the Sterling mine. Reward and Bullfrog were acquired by AngloGold Ashanti through its acquisition of Augusta Gold Corp. (Augusta Gold) in October 2025.
(c) Held for sale. On 7 March 2026, AngloGold Ashanti entered into a definitive agreement to sell AngloGold Ashanti Colombia S.A.S., which owns the La Colosa project, to Mineros S.A.
(d) Operated by Barrick Mining Corporation (Barrick)

(1) Average employed at managed operations which includes contractors
(2) Net cash flow from operating activities plus repayment of loans advanced to joint ventures less distributions paid to non-controlling interests
(3) Includes corporate and non-gold producing subsidiaries
(4) Includes projects

Year in review

Summary
of the Mineral Resource and Mineral Reserve
three-year changes for gold per region / project

Over the past three years, gold Measured and Indicated Mineral Resource has increased despite the 2025 disposals of Doropo (Africa) and Serra Grande (Americas). Growth was driven by the 2024 acquisitions of Sukari and Doropo (Africa), three-year exploration success and improved economics across most African operations, AGA Mineração (Americas), and Nevada's Arthur Gold Project, along with the 2025 acquisition of Augusta Gold in Nevada.

Gold Inferred Mineral Resource increased in 2024, primarily reflecting the acquisition of Sukari, Doropo, and the ABC Project (Africa). In 2025, Inferred Mineral Resource decreased mainly due to the disposal of Doropo and the ABC Project (Africa) and Serra Grande (Americas), as well as the first-time declaration of a Mineral Reserve at the Merlin deposit which reduced Inferred Mineral Resource at the Arthur Gold Project, partially offset by the 2025 acquisition of Augusta Gold in Nevada.

Over the past three years, gold Mineral Reserve has increased considerably—driven by the 2024 acquisition of Sukari (Africa), notable three-year Mineral Reserve growth at Geita (Africa) and AGA Mineração (Americas), and the first-time declaration of a Mineral Reserve in 2025 at the Arthur Gold Project following exploration success and completion of a prefeasibility study.



Cuiabá, AGA Mineração, Brazil


Gold Measured and Indicated Mineral Resource
2023
20.2
5.6
3.2
30.9
59.9
2024
26.4
5.5
4.4
30.9
67.1
2025
26.8
5.2
4.4
31.6
68.0
0.0
10.0
20.0
30.0
40.0
50.0
60.0
70.0
Ounces (millions)
Africa
Americas
Australia
Projects


Gold Inferred Mineral Resource
2023
17.7
6.7
3.6
18.5
46.4
2024
23.8
6.3
3.4
21.6
55.0
2025
23.6
5.3
3.6
16.8
49.3
0.0
10.0
20.0
30.0
40.0
50.0
60.0
Ounces (millions)
Africa
Americas
Australia
Projects


Gold Mineral Reserve
2023
19.3
2.6
2.6
3.6
28.1
2024
22.6
2.7
2.3
3.7
31.2
2025
22.6
2.6
2.3
9.0
36.5
0.0
10.0
20.0
30.0
40.0
Ounces (millions)
Africa
Americas
Australia
Projects

Year in review *continued*

The Mineral Resource and Mineral Reserve are based on the use of economic assumptions that provide a reasonable basis for establishing the prospects of economic extraction for the Mineral Resource as well as the expected price for the Mineral Reserve to be economically viable. These economic assumptions are based on the Company's assessment of multiple factors, including long-range commodity price trends, consensus exchange rate and price forecasts, historical price averages, impacts on inflation and the resulting high-interest rate environment. AngloGold Ashanti selects appropriate prices for the Mineral Reserve mine plan that align to its strategy for the asset. The resultant plan is then tested for economic viability at the stated Mineral Reserve price.

Key Mineral Resource and Mineral Reserve assumptions

The following prices and exchange rates were used as the basis for estimation, unless otherwise stated:

	At 31 December	
	2025	2024
Mineral Resource gold price (US$/oz)	**2,000**	1,900
Mineral Resource copper price (US$/lb) (1)	**3.50**	3.50
Mineral Resource silver price (US$/oz)	**23.00**	23.00
Mineral Resource molybdenum price (US$/lb)	**12.00**	12.00
Mineral Reserve gold price (US$/oz)	**1,700**	1,600
Mineral Reserve copper price (US$/lb) (1)	**3.10**	2.90
Mineral Reserve silver price (US$/oz)	**19.50**	19.50
Exchange Rate – Australia (AUD/US$)	**0.66**	0.67
Exchange Rate – Brazil (US$/BRL)	**5.82**	5.20
Exchange Rate – Argentina (US$/ARS)	**1,550**	1,185
Exchange Rate – Colombia (US$/COP)	**3,558 (for Mineral Resource and Mineral Reserve)**	3,558 (for Mineral Resource) 3,208 (for Mineral Reserve)

Notes:
2025 prices and exchange rates consider ten-year historical averages, forward-looking market consensus and management estimates in the establishment of the metal price and foreign exchange assumptions
(1) Only applicable to the Quebradona project

The Mineral Resource and Mineral Reserve estimates are published at 31 December 2025, taking into account economic assumptions, changes to future production and capital costs, depletion, additions as well as any acquisitions or disposals during 2025.

For additional information, refer to Table 1 (Summary Mineral Resource) and Table 2 (Summary Mineral Reserve) to Paragraph (b) of Item 1303 (Summary disclosure) of Regulation S-K below. These summary tables are also presented in AngloGold Ashanti's annual report on Form 20-F for the financial year ended 31 December 2025 filed with the SEC. These summary tables include each class of Mineral Resource (Inferred, Indicated and Measured) together with total Measured and Indicated Mineral Resource, and each class of Mineral Reserve (Probable and Proven) together with total Mineral Reserve.

Please refer to the notes on the Mineral Reserve and Mineral Resource estimates at the end of this report on *page 23*.

Year in review *continued*

Mineral Resource

Gold

The AngloGold Ashanti gold Measured and Indicated Mineral Resource increased from 67.1Moz at 31 December 2024 to 68.0Moz at 31 December 2025. Additions included 1.3Moz from the acquisition of the Reward and Bullfrog assets from Augusta Gold, exploration and modelling changes of 1.0Moz and economic assumptions of 0.4Moz. The additions were partially offset by reductions which included disposals of the Doropo, ABC and Serra Grande assets of 1.7Moz and other factors of 0.1Moz. As a result, the net year-on-year gold Measured and Indicated Mineral Resource addition was 0.9Moz.

The AngloGold Ashanti gold Inferred Mineral Resource decreased from 55.0Moz at 31 December 2024 to 49.3Moz at 31 December 2025. Additions included exploration and modelling changes of 3.4Moz (excluding the Arthur Gold Project) and 0.3Moz from the acquisition of the Reward and Bullfrog assets from Augusta Gold and other factors of 0.2Moz. The additions were fully offset by exploration and modelling reductions of 5.8Moz at the Arthur Gold Project due to the development of a new Mineral Reserve, disposals of the Doropo, ABC and Serra Grande assets of 3.3Moz and economic assumptions of 0.5Moz. As a result, the net year-on-year gold Inferred Mineral Resource reduction was 5.7Moz.

On 7 March 2026, AngloGold Ashanti entered into a definitive agreement to sell AngloGold Ashanti Colombia S.A.S., which owns the La Colosa project, to Mineros S.A. At 31 December 2025, the Gold Measured and Indicated Mineral Resource at La Colosa amounted to 23.35Moz and the gold Inferred Mineral Resource at La Colosa amounted to 4.98Moz.

The gold Mineral Resource at 31 December 2025 was estimated using a gold price of $2,000/oz, unless otherwise stated (2024: $1,900/oz). Refer to the *gold Mineral Resource table* on *page 10*, prepared in accordance with Table 1 (Summary Mineral Resource) to Paragraph (b) of Item 1303 of Regulation S-K.


Year-on-year reconciliation
Measured & Indicated Mineral Resource
Gold (Moz)
2024
67.1
Exploration & Methodology
1.0
Economic Assumptions
0.4
Disposal
(1.7)
Acquisition
1.3
Other
(0.1)
2025
68.0
64
66
68
70
Ounces (millions)


Year-on-year reconciliation
Inferred Mineral Resource
Gold (Moz)
2024
55.0
Exploration & Methodology
(2.4)
Economic Assumptions
(0.5)
Disposal
(3.3)
Acquisition
0.3
Other
0.2
2025
49.3
44
48
52
56
Ounces (millions)



Nevada, United States

Year in review *continued*

Mineral Resource

Year-on-year changes

		Moz	
		Measured and Indicated	Inferred
Mineral Resource at 31 December 2024		**67.1**	**55.0**
Acquisition	Reward and Bullfrog assets from Augusta Gold, included in Nevada Regional Deposits	1.3	0.3
	Sub-total	**68.4**	**55.3**
Disposals	Doropo & ABC projects and Serra Grande Mine	(1.7)	(3.3)
	Sub-total	**66.7**	**52.0**
Notable Changes	**Due to:**		
Arthur Gold Project	The addition in Indicated was due to a successful exploration infill drilling campaign at Merlin which supported an increase in confidence in the Mineral Resource. The addition was offset by the declaration of a first-time Mineral Reserve which led to an overall reduction in the Inferred Mineral Resource.	1.0	(6.6)
Iduapriem	The addition was due to moderate gains from exploration drilling, an increase in gold price as well as methodology changes to the plant constraint for reasonable prospects, offset partially by costs.	0.5	1.2
AGA Mineração	The addition was due to exploration drilling at both Cuiabá and Lamego, modelling at Lamego and an increase in gold price.	1.0	0.4
Geita	The addition was due to ongoing exploration drilling success and modelling changes mainly in Measured and Indicated Mineral Resource, an increase in gold price, offset partially by cost.	1.0	0.0
Other	Combined impact of other changes less than 0.5Moz.	(2.2)	2.3
Mineral Resource at 31 December 2025		**68.0**	**49.3**

Copper

The AngloGold Ashanti copper Mineral Resource remained unchanged at 1.32Mt (2,902Mlb) Measured and Indicated Mineral Resource and 1.47Mt (3,231Mlb) Inferred Mineral Resource at 31 December 2025 as compared to 31 December 2024, as a feasibility study optimisation is ongoing and no additional exploration has been completed at Quebradona.

The copper Mineral Resource at 31 December 2025 was estimated using a copper price of $3.50/lb (2024: $3.50/lb). Refer to the *copper Mineral Resource table* on *page 12*, prepared in accordance with Table 1 (Summary Mineral Resource) to Paragraph (b) of Item 1303 of Regulation S-K.

Year-on-year changes

		Mlb	
		Measured and Indicated	Inferred
Mineral Resource at 31 December 2024		**2,902**	**3,231**
No changes	**Due to:**		
Quebradona	The optimisation of the feasibility study is ongoing and no additional exploration has been completed.	—	—
Mineral Resource at 31 December 2025		**2,902**	**3,231**

Year in review *continued*

Mineral Reserve

Gold

The AngloGold Ashanti gold Mineral Reserve increased from 31.2Moz at 31 December 2024 to 36.5Moz at 31 December 2025. Additions consisted of exploration and modelling changes of 7.3Moz, including the first-time reporting of the Arthur Gold Project Mineral Reserve of 4.9Moz, the acquisition of the Reward asset from Augusta Gold of 0.4Moz, economic assumptions of 2.1Moz and other factors of 0.2Moz. The additions were partially offset by reductions that included depletion of 2.7Moz and disposals of the Doropo and Serra Grande assets of 2.0Moz. As a result, the net year-on-year gold Mineral Reserve addition was 5.3Moz.

The gold Mineral Reserve at 31 December 2025 was estimated using a gold price of $1,700/oz, unless otherwise stated (2024: $1,600/oz). Refer to the *gold Mineral Reserve table* on *page 11*, prepared in accordance with Table 2 (Summary Mineral Reserve) to Paragraph (b) of Item 1303 of Regulation S-K.


Year-on-year reconciliation
Mineral Reserve | Gold (Moz)
2024
31.2
Depletion
(2.7)
Exploration & Methodology
7.3
Economic Assumptions
2.1
Disposal
(2.0)
Acquisition
0.4
Other
0.2
2025
36.5
24
28
32
36
40
Ounces (millions)

Year-on-year changes

		Moz
Mineral Reserve at 31 December 2024		**31.2**
Depletion		(2.7)
	Sub-total	28.5
Acquisition	Reward asset from Augusta Gold, included in Nevada Regional Deposits	0.4
	Sub-total	28.9
Disposal	Doropo and Serra Grande	(2.0)
	Sub-total	26.9
Notable Additions	**Due to:**	
Arthur Gold Project	The addition was due to the exploration drilling success at Merlin and the completion of the Pre-Feasibility Study (PFS) resulting in a first-time Merlin Mineral Reserve.	4.9
Geita	The addition was due to ongoing exploration drilling success and an increase in gold price, offset partially by depletion and cost.	1.3
Kibali	The addition was due to exploration drilling and an increase in gold price offset partially by depletion and cost.	0.6
Obuasi	The addition was due to an increase in gold price and improvements from geological re-interpretation and validation offset partially by depletion and cost.	0.6
Iduapriem	The addition was due to primarily due to the inclusion of Block 4 as a result of exploration drilling and improved economic parameters partially offset by depletion.	0.5
AGA Mineração	The addition was due to exploration drilling from the Cuiabá HW gallery in the Main Orebody, geological model revisions at Lamego and an increase in gold price offset partially by depletion and cost at both Cuiabá and Lamego.	0.4
Other	Combined impact of additions less than 0.3Moz.	1.3
	Sub-total	36.5
Notable Reductions	**Due to:**	
Other	None	—
Mineral Reserve at 31 December 2025		**36.5**

Year in review *continued*

Mineral Reserve

Copper

The AngloGold Ashanti copper Mineral Reserve remained unchanged at 1.47Mt (3,250Mlb) at 31 December 2025 as compared to 31 December 2024, as a feasibility study optimisation is ongoing and no additional exploration has been completed at Quebradona.

The copper Mineral Reserve at 31 December 2025 was estimated using a copper price of $3.10/lb (2024: $2.90/lb). Refer to the *copper Mineral Reserve table* on *page 12*, prepared in accordance with Table 2 (Summary Mineral Reserve) to Paragraph (b) of Item 1303 of Regulation S-K.

Year-on-year changes

		Mlb
Mineral Reserve at 31 December 2024		3,250
No changes	**Due to:**	
Quebradona	The optimisation of the feasibility study is ongoing and no additional exploration has been completed.	—
Mineral Reserve at 31 December 2025		**3,250**

By-products

Several by-products are expected to be recovered as a result of processing of the gold Mineral Reserve and copper Mineral Reserve. These include 0.26Mt of sulphur from Brazil, 18.37Moz of silver from Argentina, 28.11Moz of silver from Colombia and 11.36Moz of silver from Nevada, USA. Molybdenum, at present, is not planned for recovery at Quebradona. The Quebradona process plant has been designed to treat underground ore and to produce copper concentrate with provision of space in the plant site for a molybdenum plant in the future. Refer to the *by-products Mineral Resource and Mineral Reserve tables* on *pages 13 and 14*, prepared in accordance with Table 1 (Summary Mineral Resource) and Table 2 (Summary Mineral Reserve) to Paragraph (b) of Item 1303 of Regulation S-K.



Sukari, Egypt

Summary tables

The below summary table is prepared in accordance with Table 1 to Paragraph (b) of Item 1303 of Regulation S-K - Summary Mineral Resource for gold at the end of the financial year ended 31 December 2025, based on an estimated gold price of $2,000/oz, unless otherwise stated.

Mineral Resource [1]	At 31 December 2025															
	Measured				Indicated				Total Measured and Indicated				Inferred			
Gold	Tonnes[3]	Grade	Contained gold		Tonnes[3]	Grade	Contained gold		Tonnes[3]	Grade	Contained gold		Tonnes[3]	Grade	Contained gold	
	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz
Africa Region	**63.60**	**1.88**	**119.57**	**3.84**	**410.92**	**1.74**	**715.04**	**22.99**	**474.52**	**1.76**	**834.61**	**26.83**	**320.86**	**2.29**	**734.80**	**23.62**
Democratic Republic of the Congo	**5.92**	**2.86**	**16.93**	**0.54**	**27.16**	**2.30**	**62.36**	**2.01**	**33.08**	**2.40**	**79.29**	**2.55**	**21.98**	**2.10**	**46.11**	**1.48**
Kibali (45%) [2][4][13]	5.92	2.86	16.93	0.54	27.16	2.30	62.36	2.01	33.08	2.40	79.29	2.55	21.98	2.10	46.11	1.48
Ghana	**6.18**	**7.14**	**44.18**	**1.42**	**118.32**	**2.88**	**340.24**	**10.94**	**124.51**	**3.09**	**384.42**	**12.36**	**102.58**	**4.24**	**435.24**	**13.99**
Iduapriem [13]	0.07	0.72	0.05	0.00	74.60	1.44	107.19	3.45	74.67	1.44	107.24	3.45	58.64	1.57	92.29	2.97
Obuasi [5][13]	6.12	7.21	44.13	1.42	43.72	5.33	233.05	7.49	49.84	5.56	277.17	8.91	43.93	7.81	342.95	11.03
Guinea	**—**	**—**	**—**	**—**	**154.81**	**1.06**	**164.14**	**5.28**	**154.81**	**1.06**	**164.14**	**5.28**	**112.74**	**1.14**	**128.42**	**4.13**
Siguiri (85%) [2][13]	—	—	—	—	154.81	1.06	164.14	5.28	154.81	1.06	164.14	5.28	112.74	1.14	128.42	4.13
Tanzania	**9.90**	**2.47**	**24.51**	**0.79**	**70.15**	**1.77**	**124.31**	**4.00**	**80.05**	**1.86**	**148.82**	**4.78**	**53.22**	**2.01**	**107.09**	**3.44**
Geita [6][13]	9.90	2.47	24.51	0.79	70.15	1.77	124.31	4.00	80.05	1.86	148.82	4.78	53.22	2.01	107.09	3.44
Egypt	**41.60**	**0.82**	**33.96**	**1.09**	**40.48**	**0.59**	**23.98**	**0.77**	**82.08**	**0.71**	**57.94**	**1.86**	**30.34**	**0.59**	**17.94**	**0.58**
Sukari (50%) [2][8][13]	41.60	0.82	33.96	1.09	40.48	0.59	23.98	0.77	82.08	0.71	57.94	1.86	30.34	0.59	17.94	0.58
Americas Region	**16.97**	**4.16**	**70.55**	**2.27**	**27.22**	**3.33**	**90.56**	**2.91**	**44.19**	**3.65**	**161.12**	**5.18**	**41.60**	**3.93**	**163.60**	**5.26**
Argentina	**6.06**	**3.26**	**19.78**	**0.64**	**7.63**	**3.08**	**23.52**	**0.76**	**13.69**	**3.16**	**43.30**	**1.39**	**3.15**	**3.32**	**10.47**	**0.34**
Cerro Vanguardia (92.5%) [2][13]	6.06	3.26	19.78	0.64	7.63	3.08	23.52	0.76	13.69	3.16	43.30	1.39	3.15	3.32	10.47	0.34
Brazil	**10.91**	**4.66**	**50.78**	**1.63**	**19.60**	**3.42**	**67.04**	**2.16**	**30.50**	**3.86**	**117.82**	**3.79**	**38.45**	**3.98**	**153.13**	**4.92**
AGA Mineração - Córrego do Sítio [9]	3.03	3.31	10.04	0.32	7.80	3.16	24.66	0.79	10.83	3.20	34.70	1.12	20.45	3.94	80.56	2.59
AGA Mineração - Cuiabá [13]	5.52	6.29	34.71	1.12	6.20	4.93	30.57	0.98	11.72	5.57	65.29	2.10	11.87	5.01	59.49	1.91
AGA Mineração - Lamego [13]	2.35	2.56	6.02	0.19	5.60	2.11	11.81	0.38	7.95	2.24	17.83	0.57	6.13	2.13	13.07	0.42
Australia Region	**41.71**	**1.89**	**78.70**	**2.53**	**31.28**	**1.85**	**57.88**	**1.86**	**72.99**	**1.87**	**136.58**	**4.39**	**51.55**	**2.19**	**113.07**	**3.64**
Sunrise Dam [13]	32.16	1.91	61.53	1.98	24.83	1.74	43.23	1.39	57.00	1.84	104.77	3.37	31.77	2.04	64.80	2.08
Butcher Well (70%) [2][11]	—	—	—	—	—	—	—	—	—	—	—	—	2.62	3.93	10.28	0.33
Tropicana (70%) [2][13]	9.55	1.80	17.17	0.55	6.45	2.27	14.65	0.47	15.99	1.99	31.81	1.02	17.16	2.21	37.98	1.22
Projects	**76.03**	**0.44**	**33.54**	**1.08**	**1,240.72**	**0.77**	**949.62**	**30.53**	**1,316.75**	**0.75**	**983.16**	**31.61**	**905.33**	**0.58**	**523.33**	**16.83**
Colombia	**45.15**	**0.37**	**16.93**	**0.54**	**982.40**	**0.79**	**776.20**	**24.96**	**1,027.55**	**0.77**	**793.13**	**25.50**	**523.83**	**0.43**	**225.50**	**7.25**
La Colosa [10][11]	—	—	—	—	833.49	0.87	726.31	23.35	833.49	0.87	726.31	23.35	217.89	0.71	154.86	4.98
Quebradona [12][14]	45.15	0.37	16.93	0.54	148.91	0.34	49.89	1.60	194.06	0.34	66.82	2.15	305.94	0.23	70.64	2.27
United States of America	**30.88**	**0.54**	**16.61**	**0.53**	**258.31**	**0.67**	**173.41**	**5.58**	**289.20**	**0.66**	**190.03**	**6.11**	**381.50**	**0.78**	**297.83**	**9.58**
North Bullfrog [12]	—	—	—	—	49.85	0.27	13.22	0.43	49.85	0.27	13.22	0.43	40.28	0.24	9.52	0.31
Arthur Gold [7][12]	—	—	—	—	164.14	0.84	137.30	4.41	164.14	0.84	137.30	4.41	219.79	0.90	197.33	6.34
Nevada Regional Deposits [15]	30.88	0.54	16.61	0.53	44.32	0.52	22.89	0.74	75.20	0.53	39.51	1.27	121.43	0.75	90.97	2.92
AngloGold Ashanti Total	**198.31**	**1.52**	**302.36**	**9.72**	**1,710.14**	**1.06**	**1,813.10**	**58.29**	**1,908.46**	**1.11**	**2,115.47**	**68.01**	**1,319.34**	**1.16**	**1,534.79**	**49.34**


Geita, Tanzania

Notes:

Rounding of numbers may result in computational discrepancies in the Mineral Resource tabulations. The Mineral Resource estimates with respect to our material properties have been prepared by the Qualified Persons (employed by AngloGold Ashanti unless otherwise stated). The net difference between the Mineral Resource at the end of the last completed financial year and the preceding financial year will be detailed for material properties, if applicable, in AngloGold Ashanti's annual report on Form 20-F for the financial year ended 31 December 2025 to be filed with the SEC. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage, grade and content for gold to two decimals. All ounces are Troy ounces. "Moz" refers to million ounces. The Mineral Resource tonnages and grades are reported *in situ* and constrained to meet the requirement for reasonable prospects of economic extraction by volumes created through a mine shape optimiser process for underground or within an economically optimised pit shell for open pit and stockpiled material is reported as broken material. The Serra Grande mine in Brazil and the Doropo and ABC projects in Côte d'Ivoire were sold in 2025.

[1] All disclosure of Mineral Resource is exclusive of Mineral Reserve. The Mineral Resource exclusive of Mineral Reserve is defined as the inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied.

[2] Mineral Resource attributable to AngloGold Ashanti's percentage interest shown.

[3] "Tonnes" refers to a metric tonne which is equivalent to 1,000 kilograms.

[4] Kibali is operated by Barrick Mining Corporation ("Barrick"). The Mineral Resource estimate was prepared through the Kibali joint venture's estimation and governance processes and under the supervision of Barrick's Qualified Persons. In 2025, a cut-off grade range from 0.59g/t to 0.82g/t (varying according to area and weathering domain) with an overall tonnage weighted average cut-off grade of 0.71g/t was applied to the open pits, a cut-off grade range from 0.45g/t to 0.49g/t (varying according to area and weathering domain) was applied to the stockpiles, and a cut-off grade of 0.91g/t was applied to the underground. In 2025, a metallurgical recovery factor range from 75.5% to 91.0% (varying according to area and weathering domain) was applied to the open pits, stockpiles, and underground for gold. The Qualified Person responsible for the Kibali Mineral Resource is Richard Peattie, FAusIMM, employed by Barrick.

[5] In 2025, for Obuasi, a cut-off grade of 0.94g/t was applied to the open pit, and a cut-off grade range from 3.22g/t to 3.96g/t (varying according to area) was applied to the underground. In 2025, a metallurgical recovery factor of 88.0% was applied to the open pit and underground for gold. The Qualified Person responsible for the Obuasi Mineral Resource is Eric Kofi Owusu Acheampong, MAusIMM (CP).

[6] In 2025, for Geita, a cut-off grade range from 0.50g/t to 1.20g/t (varying according to area) was applied to the open pit, and a cut-off grade range from 0.88g/t to 2.52g/t (varying according to area) was applied to the underground. In 2025, a metallurgical recovery factor range from 43.50% to 97.00% (varying according to material type) was applied to the open pit, a metallurgical recovery factor of 92.80% was applied to the stockpile, and a metallurgical recovery factor range from 78.02% to 93.37% (varying according to area) was applied to the underground for gold. The Qualified Person responsible for the Geita Mineral Resource is Janeth Luponelo, SME RM.

[7] The gold Mineral Resource of the Arthur Gold Project (previously Expanded Silicon) includes the Silicon and Merlin deposits. The Merlin gold Mineral Resource is based on a gold price of $2,150/oz. In 2025, for Merlin, a cut-off grade range from 0.19g/t to 0.30g/t (varying according to grade and material type) was applied to the open pit. In 2025, for Merlin, a metallurgical recovery factor range from 63.61% to 95.00% (varying according to grade and material type) was applied to the open pit for gold. The Silicon gold Mineral Resource is based on a gold price of $1,750/oz. In 2025, for Silicon, a cut-off grade of 0.14g/t was applied to the open pit. In 2025, for Silicon, a metallurgical recovery factor range from 46.0% to 79.0% (varying according to grade and material type) was applied to the open pit for gold. The Qualified Person responsible for the Arthur Gold Project Mineral Resource is Geoffrey Gushée, FAusIMM.

[8] In 2025, for Sukari, a cut-off grade of 0.20g/t was applied to the open pit, a cut-off grade of 0.43g/t was applied to the stockpiles, and a cut-off grade of 1.20g/t was applied to the underground. In 2025, a metallurgical recovery factor of 89.50% was applied to the open pit and underground, and a metallurgical recovery factor of 86.56% was applied to the stockpiles for gold. Open pit gold Mineral Resource is based on a gold price of $2,150/oz. Stockpile gold Mineral Resource is based on a gold price of $1,700/oz.The Qualified Person responsible for the Sukari Mineral Resource is Doxel Mutunda, MAIG.

[9] The Córrego do Sítio ("CdS") operation was placed on care and maintenance in August 2023. The Mineral Resource at CdS is based on a gold price of $1,750/oz.

[10] The La Colosa gold Mineral Resource is based on a gold price of $1,400/oz. The delineation of the Los Nevados Páramo by Resolution 1987/2016 in November 2016 is considered a risk or uncertainty to the gold Mineral Resource estimate, and Resolution 1987/2016 is currently being contested before the Colombian courts. This puts potentially approximately 13.99Moz (50%) of the gold Mineral Resource at risk. The La Colosa project has been classified as held for sale in the Company's consolidated statement of financial position as at 31 December 2025. On 7 March 2026, AngloGold Ashanti entered into a definitive agreement to sell AngloGold Ashanti Colombia S.A.S., which owns the La Colosa project, to Mineros S.A.

[11] Property currently in an exploration stage.

[12] Property currently in a development stage.

[13] Property currently in a production stage.

[14] The Quebradona gold Mineral Resource is based on a gold price of $1,500/oz.

[15] The Nevada Regional Deposits gold Mineral Resource includes the deposits of Reward, Bullfrog, Mother Lode, Crown Block (SNA, Secret Pass and Daisy), and the Sterling mine. Reward and Bullfrog were acquired by AngloGold Ashanti through its acquisition of Augusta Gold in October 2025. No additional work was completed on the Reward and Bullfrog gold Mineral Resource during 2025, and the Qualified Person has not performed sufficient work to support classification of the estimate as a current gold Mineral Resource. The Reward gold Mineral Resource is currently in a development stage and based on a gold price of $1,950/oz. The Sterling mine gold Mineral Resource is currently on care and maintenance and based on a gold price of $1,700/oz. The remainder of the gold Mineral Resource in the Nevada Regional Deposits are currently in an exploration stage, where the Mother Lode gold Mineral Resource is based on a gold price of $1,500/oz, the Crown Block gold Mineral Resource is based on a gold price of $1,700/oz, and the Bullfrog gold Mineral Resource is based on a gold price of $1,550/oz.

Summary tables *continued*

The below summary table is prepared in accordance with Table 2 to Paragraph (b) of Item 1303 of Regulation S-K - Summary Mineral Reserve for gold at the end of the financial year ended 31 December 2025, based on an estimated gold price of $1,700/oz, unless otherwise stated.

Mineral Reserve	At 31 December 2025											
	Proven				Probable				Total Mineral Reserve			
Gold	Tonnes[2]	Grade	Contained gold		Tonnes[2]	Grade	Contained gold		Tonnes[2]	Grade	Contained gold	
	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz
Africa Region	**107.60**	**1.62**	**174.04**	**5.60**	**250.21**	**2.11**	**527.97**	**16.97**	**357.81**	**1.96**	**702.01**	**22.57**
Democratic Republic of the Congo	**13.45**	**3.13**	**42.16**	**1.36**	**36.87**	**2.92**	**107.49**	**3.46**	**50.32**	**2.97**	**149.65**	**4.81**
Kibali (45%) [1][3][8]	13.45	3.13	42.16	1.36	36.87	2.92	107.49	3.46	50.32	2.97	149.65	4.81
Ghana	**8.45**	**5.75**	**48.58**	**1.56**	**64.67**	**3.68**	**237.93**	**7.65**	**73.13**	**3.92**	**286.51**	**9.21**
Iduapriem [8]	4.22	0.90	3.80	0.12	47.61	1.33	63.13	2.03	51.83	1.29	66.93	2.15
Obuasi [4][8]	4.23	10.58	44.78	1.44	17.06	10.25	174.80	5.62	21.30	10.31	219.58	7.06
Guinea	**8.89**	**0.62**	**5.47**	**0.18**	**73.73**	**0.84**	**61.82**	**1.99**	**82.62**	**0.81**	**67.29**	**2.16**
Siguiri (85%) [1][8]	8.89	0.62	5.47	0.18	73.73	0.84	61.82	1.99	82.62	0.81	67.29	2.16
Tanzania	**21.20**	**1.06**	**22.44**	**0.72**	**54.49**	**1.88**	**102.65**	**3.30**	**75.69**	**1.65**	**125.09**	**4.02**
Geita [5][8]	21.20	1.06	22.44	0.72	54.49	1.88	102.65	3.30	75.69	1.65	125.09	4.02
Egypt	**55.61**	**1.00**	**55.39**	**1.78**	**20.44**	**0.88**	**18.08**	**0.58**	**76.06**	**0.97**	**73.48**	**2.36**
Sukari (50%) [1][7][8]	55.61	1.00	55.39	1.78	20.44	0.88	18.08	0.58	76.06	0.97	73.48	2.36
Americas Region	**7.05**	**4.47**	**31.54**	**1.01**	**11.67**	**4.12**	**48.10**	**1.55**	**18.72**	**4.25**	**79.65**	**2.56**
Argentina	**2.76**	**3.48**	**9.62**	**0.31**	**4.14**	**2.92**	**12.08**	**0.39**	**6.90**	**3.14**	**21.70**	**0.70**
Cerro Vanguardia (92.5%) [1][8]	2.76	3.48	9.62	0.31	4.14	2.92	12.08	0.39	6.90	3.14	21.70	0.70
Brazil	**4.29**	**5.12**	**21.92**	**0.70**	**7.54**	**4.78**	**36.03**	**1.16**	**11.82**	**4.90**	**57.95**	**1.86**
AGA Mineração - Córrego do Sítio [10]	0.84	3.10	2.62	0.08	2.01	4.42	8.89	0.29	2.86	4.03	11.50	0.37
AGA Mineração - Cuiabá [8]	2.58	6.43	16.61	0.53	4.48	5.39	24.15	0.78	7.07	5.77	40.75	1.31
AGA Mineração - Lamego [8]	0.86	3.15	2.70	0.09	1.04	2.87	2.99	0.10	1.90	3.00	5.70	0.18
Australia Region	**23.89**	**1.31**	**31.39**	**1.01**	**17.52**	**2.37**	**41.52**	**1.34**	**41.40**	**1.76**	**72.91**	**2.34**
Sunrise Dam [8]	8.77	1.69	14.78	0.48	5.51	2.97	16.34	0.53	14.27	2.18	31.12	1.00
Tropicana (70%) [1][8]	15.12	1.10	16.61	0.53	12.01	2.10	25.19	0.81	27.13	1.54	41.79	1.34
Projects	**5.49**	**0.93**	**5.11**	**0.16**	**292.83**	**0.94**	**274.55**	**8.83**	**298.32**	**0.94**	**279.66**	**8.99**
Colombia	**—**	**—**	**—**	**—**	**120.01**	**0.67**	**80.83**	**2.60**	**120.01**	**0.67**	**80.83**	**2.60**
Quebradona [9][12]	—	—	—	—	120.01	0.67	80.83	2.60	120.01	0.67	80.83	2.60
United States of America	**5.49**	**0.93**	**5.11**	**0.16**	**172.81**	**1.12**	**193.71**	**6.23**	**178.30**	**1.12**	**198.82**	**6.39**
North Bullfrog [9][11]	—	—	—	—	77.01	0.44	33.64	1.08	77.01	0.44	33.64	1.08
Arthur Gold [6][9]	—	—	—	—	87.64	1.75	153.68	4.94	87.64	1.75	153.68	4.94
Nevada Regional Deposits [13]	5.49	0.93	5.11	0.16	8.16	0.78	6.39	0.21	13.65	0.84	11.50	0.37
AngloGold Ashanti Total	**144.03**	**1.68**	**242.08**	**7.78**	**572.23**	**1.56**	**892.15**	**28.68**	**716.26**	**1.58**	**1,134.22**	**36.47**



Sunrise Dam, Australia

Notes:

Rounding of numbers may result in computational discrepancies in the Mineral Reserve tabulations. The Mineral Reserve estimates with respect to our material properties have been prepared by the Qualified Persons (employed by AngloGold Ashanti unless otherwise stated). The net difference between the Mineral Reserve at the end of the last completed financial year and the preceding financial year will be detailed for material properties, if applicable, in AngloGold Ashanti's annual report on Form 20-F for the financial year ended 31 December 2025 to be filed with the SEC. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage, grade and content for gold to two decimals. All ounces are Troy ounces. "Moz" refers to million ounces. The Mineral Reserve tonnages and grades are estimated and reported as delivered to plant (i.e., the point where material is delivered to the processing facility). The Serra Grande mine in Brazil and the Doropo project in Côte d'Ivoire were sold in 2025.

(1) Mineral Reserve attributable to AngloGold Ashanti's percentage interest shown.

(2) "Tonnes" refers to a metric tonne which is equivalent to 1,000 kilograms.

(3) Kibali is operated by Barrick. The Mineral Reserve estimate was prepared through the Kibali joint venture's estimation and governance processes and under the supervision of Barrick's Qualified Persons. The Kibali gold Mineral Reserve is based on a gold price of $1,500/oz. In 2025, a cut-off grade range from 0.76g/t to 0.99g/t (varying according to area and weathering domain) was applied to the open pits, a cut-off grade range from 0.45g/t to 0.49g/t (varying according to weathering domain) was applied to the stockpiles, and a cut-off grade of 2.06g/t was applied to the underground. In 2025, a metallurgical recovery factor range from 75.5% to 91.0% (varying according to area and weathering domain) was applied to the open pits, stockpiles, and underground for gold. The Qualified Person responsible for the Kibali Mineral Reserve is Derek Holm, FAusIMM, employed by Barrick.

(4) In 2025, for Obuasi, a cut-off grade range from 4.91g/t to 6.31g/t was applied to the underground (varying according to area). In 2025, a metallurgical recovery factor of 88.0% was applied to the underground for gold. The Qualified Person responsible for the Obuasi Mineral Reserve is Douglas Atanga, SME RM.

(5) In 2025, for Geita, a cut-off grade range from 0.85g/t to 0.95g/t (varying according to area) was applied to the open pit, a cut-off grade range from 0.70g/t to 0.88g/t (varying according to material type) was applied to the stockpiles, and a cut-off grade range from 2.40g/t to 3.36g/t (varying according to area) was applied to the underground. In 2025, a metallurgical recovery factor range from 92.80% to 97.00% (varying according to material type) was applied to the open pit, a metallurgical recovery factor of 92.80% was applied to the stockpiles, and a metallurgical recovery factor range from 78.02% to 93.37% (varying according to area) was applied to the underground for gold. The Qualified Person responsible for the Geita Mineral Reserve is Duan Campbell, Pr. Eng.

(6) The gold Mineral Reserve of the Arthur Gold Project (previously Expanded Silicon) includes only the Merlin deposit. The Merlin gold Mineral Reserve was declared for the first time in 2025 and is based on a gold price of $1,950/oz. In 2025, for Merlin, a dynamic cut-off grade strategy was applied for mine planning and the open pit cut-off grades range from 0.28g/t to 0.49g/t (varying according to grade and material type), and stockpiles cut-off grades range from 0.30g/t to 0.52g/t (varying according to grade and material type). In 2025, for the Merlin deposit, a metallurgical recovery factor range from 63.61% to 95.00% (varying according to grade and material type) was applied to the open pit and stockpiles for gold. The Qualified Person responsible for the Arthur Gold Project Mineral Reserve is Hamid Taghavi, SME RM.

(7) In 2025, for Sukari, a cut-off grade of 0.43g/t was applied to the open pit and stockpiles, and a cut-off grade of 2.34g/t was applied to the underground. In 2025, a metallurgical recovery factor of 89.50% was applied to the open pit and underground, and a metallurgical recovery factor of 86.56% was applied to the stockpiles for gold. The Qualified Person responsible for the Sukari open pit Mineral Reserve is Sherif Moemen, MAusIMM (CP) and the Qualified Person responsible for the Sukari underground Mineral Reserve is Mahmoud Abdelmonem, MIMMM QMR.

(8) Property currently in a production stage.

(9) Property currently in a development stage.

(10) The CdS operation was placed on care and maintenance in August 2023.

(11) The North Bullfrog gold Mineral Reserve is based on a gold price of $1,720/oz.

(12) The Quebradona gold Mineral Reserve is based on a gold price of $1,350/oz.

(13) The Nevada Regional Deposits gold Mineral Reserve includes only the Reward deposit, currently in a development stage. The remainder of the deposits in the Nevada Regional Deposits are currently in an exploration stage. The Reward deposit was acquired by AngloGold Ashanti through its acquisition of Augusta Gold in October 2025. The Reward deposit gold Mineral Reserve is based on a gold price of $1,850/oz. No additional work was completed on the Reward deposit gold Mineral Reserve during 2025, and the Qualified Person has not performed sufficient work to support classification of the estimate as a current gold Mineral Reserve.

Summary tables *continued*

The below summary table is prepared in accordance with Table 1 to Paragraph (b) of Item 1303 of Regulation S-K - Summary Mineral Resource for copper at the end of the financial year ended 31 December 2025, based on an estimated copper price of $3.50/lb.

Mineral Resource (1)	At 31 December 2025															
	Measured				Indicated				Total Measured and Indicated				Inferred			
Copper	Tonnes(2) Million	Grade %Cu	Contained copper Tonnes million	Contained copper Pounds million	Tonnes(2) Million	Grade %Cu	Contained copper Tonnes million	Contained copper Pounds million	Tonnes(2) Million	Grade %Cu	Contained copper Tonnes million	Contained copper Pounds million	Tonnes(2) Million	Grade %Cu	Contained copper Tonnes million	Contained copper Pounds million
Projects	**45.15**	**0.69**	**0.31**	**684**	**148.91**	**0.68**	**1.01**	**2,218**	**194.06**	**0.68**	**1.32**	**2,902**	**305.94**	**0.48**	**1.47**	**3,231**
Colombia	**45.15**	**0.69**	**0.31**	**684**	**148.91**	**0.68**	**1.01**	**2,218**	**194.06**	**0.68**	**1.32**	**2,902**	**305.94**	**0.48**	**1.47**	**3,231**
Quebradona (3)	45.15	0.69	0.31	684	148.91	0.68	1.01	2,218	194.06	0.68	1.32	2,902	305.94	0.48	1.47	3,231
AngloGold Ashanti Total	**45.15**	**0.69**	**0.31**	**684**	**148.91**	**0.68**	**1.01**	**2,218**	**194.06**	**0.68**	**1.32**	**2,902**	**305.94**	**0.48**	**1.47**	**3,231**

Notes:

Rounding of numbers may result in computational discrepancies in the Mineral Resource tabulations. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage and grade to two decimals and content for copper with no decimals. "Mlb" refers to million pounds. The Mineral Resource tonnages and grades are reported *in situ* and stockpiled material is reported as broken material.

(1) All disclosure of Mineral Resource is exclusive of Mineral Reserve. The Mineral Resource exclusive of Mineral Reserve is defined as the inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied.

(2) "Tonnes" refers to a metric tonne which is equivalent to 1,000 kilograms.

(3) Property currently in a development stage.

The below summary table is prepared in accordance with Table 2 to Paragraph (b) of Item 1303 of Regulation S-K - Summary Mineral Reserve for copper at the end of the financial year ended 31 December 2025, based on an estimated copper price of $3.10/lb.

Mineral Reserve	At 31 December 2025											
	Proven				Probable				Total Mineral Reserve			
Copper	Tonnes(1) Million	Grade %Cu	Contained copper Tonnes million	Contained copper Pounds million	Tonnes(1) Million	Grade %Cu	Contained copper Tonnes million	Contained copper Pounds million	Tonnes(1) Million	Grade %Cu	Contained copper Tonnes million	Contained copper Pounds million
Projects	**–**	**–**	**–**	**–**	**120.01**	**1.23**	**1.47**	**3,250**	**120.01**	**1.23**	**1.47**	**3,250**
Colombia	**–**	**–**	**–**	**–**	**120.01**	**1.23**	**1.47**	**3,250**	**120.01**	**1.23**	**1.47**	**3,250**
Quebradona (2)	–	–	–	–	120.01	1.23	1.47	3,250	120.01	1.23	1.47	3,250
AngloGold Ashanti Total	**–**	**–**	**–**	**–**	**120.01**	**1.23**	**1.47**	**3,250**	**120.01**	**1.23**	**1.47**	**3,250**

Notes:

Rounding of numbers may result in computational discrepancies in the Mineral Reserve tabulations. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage and grade to two decimals and content for copper with no decimals. "Mlb" refers to million pounds. The reference point for the Mineral Reserve is the point of delivery to the process plant. The Mineral Reserve tonnages and grades are estimated and reported as delivered to plant (i.e., the point where material is delivered to the processing facility).

(1) "Tonnes" refers to a metric tonne which is equivalent to 1,000 kilograms.

(2) Property currently in a development stage.

Summary tables *continued*

The below summary table is prepared in accordance with Table 1 to Paragraph (b) of Item 1303 of Regulation S-K - Summary Mineral Resource for silver at the end of the financial year ended 31 December 2025, based on an estimated silver price of $23.00/oz, unless otherwise stated.

Mineral Resource [1]	At 31 December 2025															
	Measured				Indicated				Total Measured and Indicated				Inferred			
Silver	Tonnes [3]	Grade	Contained Silver		Tonnes [3]	Grade	Contained Silver		Tonnes [3]	Grade	Contained Silver		Tonnes [3]	Grade	Contained Silver	
	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz
Americas Region	**6.06**	**65.49**	**396.87**	**12.76**	**7.63**	**75.09**	**572.69**	**18.41**	**13.69**	**70.84**	**969.57**	**31.17**	**3.15**	**105.73**	**333.19**	**10.71**
Argentina	**6.06**	**65.49**	**396.87**	**12.76**	**7.63**	**75.09**	**572.69**	**18.41**	**13.69**	**70.84**	**969.57**	**31.17**	**3.15**	**105.73**	**333.19**	**10.71**
Cerro Vanguardia (92.5%) [2][6]	6.06	65.49	396.87	12.76	7.63	75.09	572.69	18.41	13.69	70.84	969.57	31.17	3.15	105.73	333.19	10.71
Projects	**75.28**	**3.25**	**244.63**	**7.87**	**403.79**	**3.21**	**1,297.84**	**41.73**	**479.07**	**3.22**	**1,542.47**	**49.59**	**652.80**	**2.61**	**1,705.92**	**54.85**
Colombia	**45.15**	**4.52**	**203.91**	**6.56**	**148.91**	**4.63**	**688.92**	**22.15**	**194.06**	**4.60**	**892.84**	**28.71**	**305.94**	**3.66**	**1,121.25**	**36.05**
Quebradona [5][7]	45.15	4.52	203.91	6.56	148.91	4.63	688.92	22.15	194.06	4.60	892.84	28.71	305.94	3.66	1,121.25	36.05
United States of America	**30.13**	**1.35**	**40.72**	**1.31**	**254.88**	**2.39**	**608.91**	**19.58**	**285.01**	**2.28**	**649.63**	**20.89**	**346.86**	**1.69**	**584.66**	**18.80**
North Bullfrog [5]	—	—	—	—	49.85	0.28	13.95	0.45	49.85	0.28	13.95	0.45	40.28	0.32	12.80	0.41
Arthur Gold [5][8]	—	—	—	—	164.14	3.33	546.51	17.57	164.14	3.33	546.51	17.57	219.79	2.26	496.48	15.96
Nevada Regional Deposits [4][9]	30.13	1.35	40.72	1.31	40.88	1.18	48.44	1.56	71.01	1.26	89.16	2.87	86.79	0.87	75.38	2.42
AngloGold Ashanti Total	**81.34**	**7.89**	**641.51**	**20.62**	**411.42**	**4.55**	**1,870.53**	**60.14**	**492.76**	**5.10**	**2,512.04**	**80.76**	**655.95**	**3.11**	**2,039.10**	**65.56**

Notes:

Rounding of numbers may result in computational discrepancies in the Mineral Resource tabulations. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage, grade and content for silver to two decimals. All ounces are Troy ounces. "Moz" refers to million ounces. The Mineral Resource tonnages and grades are reported *in situ* and stockpiled material is reported as broken material. The reported tonnages for the silver by-product are an outcome from the associated conceptual pit shell or mineable shapes, that have been determined based on the extraction of the primary mineral. The primary mineral for all properties is gold (except for Quebradona where the primary mineral is copper and a net smelter return (NSR) approach has been adopted). All Qualified Persons are employed by AngloGold Ashanti unless otherwise stated.

(1) All disclosure of Mineral Resource is exclusive of Mineral Reserve. The Mineral Resource exclusive of Mineral Reserve is defined as the inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied.

(2) Mineral Resource attributable to AngloGold Ashanti's percentage interest shown.

(3) "Tonnes" refers to a metric tonne which is equivalent to 1,000 kilograms.

(4) Property currently in an exploration stage.

(5) Property currently in a development stage.

(6) Property currently in a production stage.

(7) The Quebradona silver Mineral Resource is based on a silver price of $25.15/oz.

(8) The silver Mineral Resource of the Arthur Gold Project (previously Expanded Silicon) includes the Silicon and Merlin deposits. In 2025, for Merlin, a metallurgical recovery factor range from 10.20% to 22.21% (varying according to grade and material type) was applied to the open pit for silver. The Silicon silver Mineral Resource is based on a silver price of $26.25/oz. In 2025, for Silicon, a metallurgical recovery factor range from 17.00% to 21.00% (varying according to grade and material type) was applied to the open pit for silver. The Qualified Person responsible for the Arthur Gold Project Mineral Resource is Geoffrey Gushée, FAusIMM.

(9) The Nevada Regional Deposits silver Mineral Resource includes the Mother Lode and Bullfrog deposits. Bullfrog was acquired by AngloGold Ashanti through its acquisition of Augusta Gold in October 2025. No additional work was completed on the Bullfrog silver Mineral Resource during 2025, and the Qualified Person has not performed sufficient work to support classification of the estimate as a current silver Mineral Resource. The Mother Lode silver Mineral Resource is based on a silver price of $18.75/oz and the Bullfrog silver Mineral Resource is based on a silver price of $20.00/oz.

The below summary table is prepared in accordance with Table 1 to Paragraph (b) of Item 1303 of Regulation S-K - Summary Mineral Resource for molybdenum at the end of the financial year ended 31 December 2025, based on an estimated molybdenum price of $12.00/lb.

Mineral Resource [1]	At 31 December 2025															
	Measured				Indicated				Total Measured and Indicated				Inferred			
Molybdenum	Tonnes [2]	Grade	Contained Molybdenum		Tonnes [2]	Grade	Contained Molybdenum		Tonnes [2]	Grade	Contained Molybdenum		Tonnes [2]	Grade	Contained Molybdenum	
	Million	ppm	Kilotonnes	Pounds Million	Million	ppm	Kilotonnes	Pounds Million	Million	ppm	Kilotonnes	Pounds Million	Million	ppm	Kilotonnes	Pounds Million
Projects	**45.15**	**168**	**7.58**	**17**	**148.91**	**155**	**23.12**	**51**	**194.06**	**158**	**30.70**	**68**	**305.94**	**135**	**41.35**	**91**
Colombia	**45.15**	**168**	**7.58**	**17**	**148.91**	**155**	**23.12**	**51**	**194.06**	**158**	**30.70**	**68**	**305.94**	**135**	**41.35**	**91**
Quebradona [3]	45.15	168	7.58	17	148.91	155	23.12	51	194.06	158	30.70	68	305.94	135	41.35	91
AngloGold Ashanti Total	**45.15**	**168**	**7.58**	**17**	**148.91**	**155**	**23.12**	**51**	**194.06**	**158**	**30.70**	**68**	**305.94**	**135**	**41.35**	**91**

Notes:

Rounding of numbers may result in computational discrepancies in the Mineral Resource tabulations. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage and content (kilotonnes) to two decimals and grade and content (pounds million) with no decimals for molybdenum. The Mineral Resource tonnages and grades are reported *in situ* and stockpiled material is reported as broken material. The reported tonnages for the molybdenum by-product are an outcome from the associated conceptual pit shell or mineable shapes, that have been determined based on the extraction of the primary mineral. The primary mineral for Quebradona is copper and a net smelter return (NSR) approach has been adopted.

(1) All disclosure of Mineral Resource is exclusive of Mineral Reserve. The Mineral Resource exclusive of Mineral Reserve is defined as the inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied.

(2) "Tonnes" refers to a metric tonne which is equivalent to 1,000 kilograms.

(3) Property currently in a development stage.

The below summary table is prepared in accordance with Table 1 to Paragraph (b) of Item 1303 of Regulation S-K - Summary Mineral Resource for sulphur at the end of the financial year ended 31 December 2025.

Mineral Resource [1]	At 31 December 2025															
	Measured				Indicated				Total Measured and Indicated				Inferred			
Sulphur	Tonnes [2]	Grade	Contained Sulphur		Tonnes [2]	Grade	Contained Sulphur		Tonnes [2]	Grade	Contained Sulphur		Tonnes [2]	Grade	Contained Sulphur	
	Million	%S	Tonnes Million	Pounds Million	Million	%S	Tonnes Million	Pounds Million	Million	%S	Tonnes Million	Pounds Million	Million	%S	Tonnes Million	Pounds Million
Americas Region	**7.87**	**4.5**	**0.35**	**777**	**11.80**	**3.1**	**0.37**	**806**	**19.67**	**3.6**	**0.72**	**1,583**	**18.00**	**3.8**	**0.68**	**1,508**
Brazil	**7.87**	**4.5**	**0.35**	**777**	**11.80**	**3.1**	**0.37**	**806**	**19.67**	**3.6**	**0.72**	**1,583**	**18.00**	**3.8**	**0.68**	**1,508**
AGA Mineração - Cuiabá [3]	5.52	5.1	0.28	625	6.20	3.1	0.19	419	11.72	4.0	0.47	1,043	11.87	3.7	0.44	964
AGA Mineração - Lamego [3]	2.35	2.9	0.07	152	5.60	3.1	0.18	387	7.95	3.1	0.24	539	6.13	4.0	0.25	544
AngloGold Ashanti Total	**7.87**	**4.5**	**0.35**	**777**	**11.80**	**3.1**	**0.37**	**806**	**19.67**	**3.6**	**0.72**	**1,583**	**18.00**	**3.8**	**0.68**	**1,508**

Notes:

Rounding of numbers may result in computational discrepancies in the Mineral Resource tabulations. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage and content (tonnes million) to two decimals, grade to one decimal, and content (pounds million) with no decimals for sulphur. The Mineral Resource tonnages and grades are reported *in situ* and stockpiled material is reported as broken material. The reported tonnages for the sulphur by-product are an outcome from the associated conceptual pit shell or mineable shapes, that have been determined based on the extraction of the primary mineral which is gold.

(1) All disclosure of Mineral Resource is exclusive of Mineral Reserve. The Mineral Resource exclusive of Mineral Reserve is defined as the inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied.

(2) "Tonnes" refers to a metric tonne which is equivalent to 1,000 kilograms.

(3) Property currently in a production stage. A sulphuric acid price of $130/t is used.

Summary tables *continued*

The below summary table is prepared in accordance with Table 2 to Paragraph (b) of Item 1303 of Regulation S-K - Summary Mineral Reserve for silver at the end of the financial year ended 31 December 2025, based on an estimated silver price of $19.50/oz, unless otherwise stated.

Mineral Reserve	At 31 December 2025											
	Proven				Probable				Total Mineral Reserve			
Silver	Tonnes [2]	Grade	Contained Silver		Tonnes [2]	Grade	Contained Silver		Tonnes [2]	Grade	Contained Silver	
	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz
Americas Region	**2.76**	**61.14**	**168.99**	**5.43**	**4.14**	**97.25**	**402.31**	**12.93**	**6.90**	**82.79**	**571.30**	**18.37**
Argentina	**2.76**	**61.14**	**168.99**	**5.43**	**4.14**	**97.25**	**402.31**	**12.93**	**6.90**	**82.79**	**571.30**	**18.37**
Cerro Vanguardia (92.5%) [1][4]	2.76	61.14	168.99	5.43	4.14	97.25	402.31	12.93	6.90	82.79	571.30	18.37
Projects	**—**	**—**	**—**	**—**	**284.66**	**4.31**	**1,227.68**	**39.47**	**284.66**	**4.31**	**1,227.68**	**39.47**
Colombia	**—**	**—**	**—**	**—**	**120.01**	**7.29**	**874.33**	**28.11**	**120.01**	**7.29**	**874.33**	**28.11**
Quebradona [3][5]	—	—	—	—	120.01	7.29	874.33	28.11	120.01	7.29	874.33	28.11
United States of America	**—**	**—**	**—**	**—**	**164.65**	**2.15**	**353.35**	**11.36**	**164.65**	**2.15**	**353.35**	**11.36**
North Bullfrog [3]	—	—	—	—	77.01	1.45	111.32	3.58	77.01	1.45	111.32	3.58
Arthur Gold [3][6]	—	—	—	—	87.64	2.76	242.03	7.78	87.64	2.76	242.03	7.78
AngloGold Ashanti Total	**2.76**	**61.14**	**168.99**	**5.43**	**288.80**	**5.64**	**1,629.99**	**52.41**	**291.56**	**6.17**	**1,798.98**	**57.84**

Notes:

Rounding of numbers may result in computational discrepancies in the Mineral Reserve tabulations. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage, grade and content for silver to two decimals. All ounces are Troy ounces. "Moz" refers to million ounces. The Mineral Reserve tonnages and grades are estimated and reported as delivered to plant (i.e., the point where material is delivered to the processing facility). The reported tonnages for the silver by-product are an outcome from the associated pit or underground mine plans, that have been determined based on the extraction of the primary mineral. The primary mineral for all properties is gold (except for Quebradona where the primary mineral is copper and a net smelter return (NSR) approach has been adopted). All Qualified Persons are employed by AngloGold Ashanti unless otherwise stated.

[1] Mineral Reserve attributable to AngloGold Ashanti's percentage interest shown.

[2] "Tonnes" refers to a metric tonne which is equivalent to 1,000 kilograms.

[3] Property currently in a development stage.

[4] Property currently in a production stage.

[5] The Quebradona silver Mineral Reserve is based on a silver price of $18.67/oz

[6] The silver Mineral Reserve of the Arthur Gold Project (previously Expanded Silicon) includes only the Merlin deposit. The Merlin silver Mineral Reserve was declared for the first time in 2025. In 2025, for Merlin, a metallurgical recovery factor range from 10.20% to 22.21% (varying according to material type) was applied to the open pit for silver. The Qualified Person responsible for the Arthur Gold Project Mineral Reserve is Hamid Taghavi, SME RM.


Queiroz, AGA Mineração, Brazil

The below summary table is prepared in accordance with Table 2 to Paragraph (b) of Item 1303 of Regulation S-K - Summary Mineral Reserve for sulphur at the end of the financial year ended 31 December 2025.

Mineral Reserve	At 31 December 2025											
	Proven				Probable				Total Mineral Reserve			
Sulphur	Tonnes [1]	Grade	Contained Sulphur		Tonnes [1]	Grade	Contained Sulphur		Tonnes [1]	Grade	Contained Sulphur	
	Million	%S	Tonnes Million	Pounds Million	Million	%S	Tonnes Million	Pounds Million	Million	%S	Tonnes Million	Pounds Million
Americas Region	**3.44**	**3.3**	**0.11**	**247**	**5.53**	**2.7**	**0.15**	**326**	**8.97**	**2.9**	**0.26**	**572**
Brazil	**3.44**	**3.3**	**0.11**	**247**	**5.53**	**2.7**	**0.15**	**326**	**8.97**	**2.9**	**0.26**	**572**
AGA Mineração - Cuiabá [2]	2.58	3.7	0.09	209	4.48	2.8	0.12	272	7.07	3.1	0.22	481
AGA Mineração - Lamego [2]	0.86	2.0	0.02	38	1.04	2.3	0.02	54	1.90	2.2	0.04	91
AngloGold Ashanti Total	**3.44**	**3.3**	**0.11**	**247**	**5.53**	**2.7**	**0.15**	**326**	**8.97**	**2.9**	**0.26**	**572**

Notes:

Rounding of numbers may result in computational discrepancies in the Mineral Reserve tabulations. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage and content (tonnes million) to two decimals, grade to one decimal, and content (pounds million) with no decimals for sulphur. The Mineral Reserve tonnages and grades are estimated and reported as delivered to plant (i.e., the point where material is delivered to the processing facility). The reported tonnages for the sulphur by-product are an outcome from the associated pit or underground mine plans, that have been determined based on the extraction of the primary mineral which is gold.

[1] "Tonnes" refers to a metric tonne which is equivalent to 1,000 kilograms.

[2] Property currently in a production stage. A sulphuric acid price of $130/t is used.

Corporate governance

We ensure the principles of integrity, transparency and materiality are central to the compilation of this report and utilise the reporting criteria and definitions as detailed in Regulation S-K 1300.

AngloGold Ashanti has an established Mineral Resource and Mineral Reserve Leadership Team ("RRLT") that is responsible for setting and overseeing its Mineral Resource and Mineral Reserve Reporting Group Standard, and for ensuring that it meets the Company's goals and objectives while complying with all relevant regulatory codes.

AngloGold Ashanti's internal Mineral Resource and Mineral Reserve Reporting Group Standard sets the minimum requirements that must be followed for the public reporting of Mineral Resource and Mineral Reserve to ensure timely compliance with, and accountability to, the relevant regulatory requirements. The RRLT updates the internal Mineral Resource and Mineral Reserve Reporting Group Standard when required or on a three yearly basis. The guidelines for the reporting of the Mineral Resource and Mineral Reserve are updated annually and provide direction and best practice for the consistent reporting of the Mineral Resource and Mineral Reserve across the Company.

AngloGold Ashanti uses a web-based Group reporting database called the Resource and Reserve Reporting System ("RCubed") for the compilation and authorisation of Mineral Resource and Mineral Reserve reporting. It is a fully integrated system for the reporting and reconciliation of Mineral Resource and Mineral Reserve that supports various regulatory reporting requirements, including Regulation S-K 1300. AngloGold Ashanti uses RCubed to ensure a documented chain of responsibility exists from the Qualified Persons at the operations to the Company's RRLT.

The Company's board of directors ("Board") reviews the Mineral Resource and Mineral Reserve and provides the final approval for the publication of the Mineral Resource and Mineral Reserve estimates.

Audit and review

AngloGold Ashanti has developed and implemented a rigorous system of internal and external reviews aimed at providing assurance in respect of Mineral Resource and Mineral Reserve estimates. In 2025, the following operations and projects were subject to an external review on the basis that each operation or project will be reviewed by an independent third-party on average once every three years:

External audit of the Mineral Resource and Mineral Reserve at
Sukari
Iduapriem
Kibali
Arthur Gold Project (Merlin Mineral Resource only)

Matters raised during these audits are systematically addressed through the submission of formal audit responses from each respective property. The progress in addressing these issues is then monitored and tracked. No material risks were identified following completion of these external reviews. Certificates of sign-off were received for all AngloGold Ashanti managed operations and projects audited certifying that the applicable Mineral Resource and Mineral Reserve estimates are reported in accordance with Regulation S-K 1300 as well as AngloGold Ashanti's internal Mineral Resource and Mineral Reserve Reporting Group Standard and guidelines. In addition, numerous internal Mineral Resource and Mineral Reserve process reviews were completed by suitably qualified technical experts from within AngloGold Ashanti and no significant deficiencies were identified. The Mineral Resource and Mineral Reserve governance framework is underpinned by appropriate Mineral Resource management processes and protocols that ensure adequate corporate governance. These procedures have been developed to be compliant with the guiding principles of the U.S. Sarbanes-Oxley Act of 2002 ("SOX").

AngloGold Ashanti has an enterprise-wide risk management approach that allows for visibility of risks and actions across the Group. The risk management systems facilitate, control and monitor material risks to the Mineral Resource and Mineral Reserve, ensuring that the appropriate risk management and mitigation plans are in place.

If the Qualified Persons or technical experts involved in the estimation of Mineral Resource or Mineral Reserve feel that their technical advice has been ignored which may represent a risk to the Mineral Resource or Mineral Reserve to be published, they are obliged to inform the RRLT in writing. In addition, AngloGold Ashanti's "Speak-up" programme can also be used if the Qualified Persons or technical experts deem they may be compromised in the process.

Qualified Persons

The information in this report relating to Mineral Resource and Mineral Reserve on AngloGold Ashanti's material properties is based on information compiled by, or under the supervision of, Qualified Persons, as defined in Regulation S-K 1300.

All Qualified Persons, unless otherwise stated, were employed by AngloGold Ashanti at the time of preparing the Technical Report Summaries in respect of AngloGold Ashanti's material properties which are filed as exhibits to the Company's annual report on Form 20-F for the financial year ended 31 December 2025. However, the Qualified Persons who provided the information for the Technical Report Summary (current at 31 December 2025) in respect of Kibali, Richard Peattie and Derek Holm are employed by Barrick. Both Richard Peattie and Derek Holm have consented to the inclusion of the Mineral Resource and Mineral Reserve in respect of Kibali included in this report.

Corporate governance *continued*

AngloGold Ashanti has internal controls for documenting the information supporting the Mineral Resource and Mineral Reserve estimates, describing the methods used and ensuring the validity of the estimates. Information that is utilised to compile the Mineral Resource and Mineral Reserve in the Company's annual report on Form 20-F for the financial year ended 31 December 2025 is prepared and reviewed by the relevant Qualified Persons at each property.

All Qualified Persons have sufficient experience relevant to the style of mineralisation and the type of deposit under consideration, and relevant to the activity which they are undertaking. AngloGold Ashanti has recognised that in preparing the information with respect to Kibali, the Mineral Resource and Mineral Reserve were prepared through the Kibali joint venture's estimation and governance processes and under the supervision of Barrick's Qualified Persons. The legal tenure of each material property has been verified to the satisfaction of the accountable Qualified Person and all of the Mineral Reserve has been confirmed to be covered by the required mining permits or there exists a realistic expectation that these permits will be issued. The Qualified Persons have provided consent to the inclusion of the Mineral Resource and Mineral Reserve information in this report in the form and context in which it appears.

The Company has a tiered internal review process whereby the Mineral Resource and Mineral Reserve is reviewed by the Qualified Persons at a regional level, before review at the corporate level prior to publication.

Accordingly, the Chairperson of the RRLT, Tarryn Flitton, Vice President Resource and Reserve, Master of Engineering (Mining), Bachelor of Science (Honours, Geology), SME RM, Pr.Sci.Nat (SACNASP), FGSSA, assumes responsibility for the Mineral Resource and Mineral Reserve processes for AngloGold Ashanti. Tarryn Flitton has 24 years' experience in mining with 13 years directly leading and managing Mineral Resource and Mineral Reserve reporting. She is employed full-time by AngloGold Ashanti and can be contacted at the following address: 6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111, United States. Tarryn Flitton consents to the inclusion of the Mineral Resource and Mineral Reserve information in this report, in the form and context in which it appears in the narrative disclosure.

Qualified Persons in respect of the material properties

Responsibility	Qualified Person	Professional organisation	Membership number	Relevant experience	Qualification
Kibali Mineral Resource	Richard Peattie [1]	FAusIMM	301029	29 years	MPhil (Geostatistics)
Kibali Mineral Reserve	Derek Holm [1]	FAusIMM	3138099	25 years	BSc Hons (Mining Engineering)
Obuasi Mineral Resource	Eric Kofi Owusu Acheampong	MAusIMM (CP)	220644	28 years	MSc (Mineral Resource Evaluation), BSc (Geological Engineering)
Obuasi Mineral Reserve	Douglas Atanga	SME RM	5282632	17 years	BSc (Mining Engineering)
Geita Mineral Resource	Janeth Luponelo	SME RM	5345424	25 years	MEng (Mining Engineering), Bachelor in Mineral Sciences
Geita Mineral Reserve	Duan Campbell	Pr. Eng	202101953	23 years	BEng (Mining)
Sukari Mineral Resource	Doxel Mutunda	MAIG	8063	12 years	BSc (Geological Engineering, Exploration and Mining)
Sukari Mineral Reserve (underground)	Mahmoud Abdelmonem	MIMMM QMR	703310	8 years	BSc (Mining Engineering)
Sukari Mineral Reserve (open pit)	Sherif Moemen	MAusIMM (CP)	3152447	6 years	BSc (Mining Engineering)
Arthur Gold Project Mineral Resource	Geoffrey Gushée	FAusIMM	207957	37 years	MEng (Mineral Resource Management)
Arthur Gold Project Mineral Reserve	Hamid Taghavi	SME RM	4184627	23 years	BEng (Mining Engineering)

Notes:

All Qualified Persons, unless otherwise stated, were employed by AngloGold Ashanti at the time of preparing the Technical Report Summaries in respect of AngloGold Ashanti's material properties.

[1] *The Qualified Persons who provided the information for the Technical Report Summary (report current at 31 December 2025) in respect of the Kibali Mineral Resource and Mineral Reserve are employed by Barrick. Barrick is the operator of the Kibali joint venture.*

Definitions

This section provides information on AngloGold Ashanti's definition of Mineral Resource and Mineral Reserve as well as a glossary of terms, abbreviations and acronyms.

Mineral Resource

The Regulation S-K 1300 definition of a Mineral Resource is as follows:

"A concentration or occurrence of material of economic interest in or on the Earth's crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction.

A Mineral Resource is a reasonable estimate of mineralisation, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralisation drilled or sampled."

Mineral Resource is subdivided and must be so reported, in order of increasing confidence in respect of geoscientific evidence, into Inferred, Indicated or Measured categories. The Mineral Resource tonnages and grades are reported *in situ* and stockpiled material is reported as broken material.

All reports of Mineral Resource must satisfy the requirement that there are reasonable prospects for economic extraction, regardless of the classification of the Mineral Resource. Portions of a deposit that do not have reasonable prospects for economic extraction are not included in a Mineral Resource. The Mineral Resource is estimated using all relevant drilling and sampling information along with a detailed geological model.

The geological models are based on combinations of core and/or chip logging, mapping, geophysics, geochemistry and geological understanding and have been developed for each deposit.

The grade estimation for each deposit has been developed over the life of the mine, and is constantly reviewed in terms of grade control information and reconciliation with the metallurgical plant. In general, the open pits Mineral Resource is estimated using ordinary kriging with post processing by Uniform Conditioning ("UC") or Localised Uniform Conditioning ("LUC") to generate a recoverable Mineral Resource model where appropriate. The majority of the underground Mineral Resource is estimated using ordinary kriging.

The Mineral Resource is constrained to meet the requirement for reasonable prospects of economic extraction using the Mineral Resource gold price, while all other parameters are held consistent with those applied in the Mineral Reserve estimation. In the underground gold mines, scoping studies are conducted on all coherent blocks of ground that lie above the calculated Mineral Resource cut-off grade. These studies include all cost and capital requirements to access the block. In the case of open pit operations, pit optimisations are conducted at the Mineral Resource price and all material outside these shells is excluded from the Mineral Resource unless it is potentially mineable from underground.

It is the opinion of AngloGold Ashanti that the Mineral Resource represents a realistic view of an upside potential to the Mineral Reserve. In interpreting the Mineral Resource it is critical to factor in the following:

- That there is reasonable prospects of economic extraction
- The Mineral Resource is quoted *in situ* and has not been corrected for dilution, mining losses or recovery
- Many of the areas lying in the exclusive Mineral Resource are currently being actively drilled and are the subject of economic and technical studies. It can, however, not be assumed at this stage that the Company has intent to mine these areas

Mineral Resource classification is based on the '15% Rule'. A Measured Mineral Resource should be expected to be within 15% of the quarterly metal estimate at least 90% of the time while, for an Indicated Mineral Resource estimate, the annual metal estimate should be within 15% of the metal estimated at least 90% of the time. For an Inferred Mineral Resource, the annual error may, for 90% of the time, be greater than 15%.

The process and methodology of classification are at the discretion of the Qualified Person and involves expressing the '15% Rule', as a required level of information, which in tangible terms is the spacing of data informing the estimate in a particular deposit.

Techniques such as conditional simulation or even an empirical reconciliation-based approach are employed. However, all Qualified Persons are responsible for demonstrating, through reconciliation, that their classification system conforms to the '15% Rule' set out above.

Final Mineral Resource classification also considers relative confidence in sampling, drilling and assay Quality Assurance/Quality Control (QA/QC) as well as other variables that may impact on confidence in tonnage and grade.

The Inferred Mineral Resource category is intended to cover situations in which a mineral concentration or occurrence has been identified and limited measurements and sampling have been completed, but in which the data are insufficient to allow the geological or grade continuity to be interpreted with confidence. While it would be reasonable to expect that the majority of Inferred Mineral Resource would upgrade to Indicated Mineral Resource with continued exploration, due to the uncertainty of Inferred Mineral Resource, it should not be assumed that such upgrading will always occur.

The exclusive Mineral Resource consists of one or more of the following components:

- The open pit Mineral Resource between the Mineral Reserve open pit design shell and the Mineral Resource open pit shell defined by the Mineral Resource criteria
- The underground Mineral Resource that lies outside the underground mine design used to generate the Mineral Reserve but within conceptual mineable stope shapes
- Measured and Indicated Mineral Resource inside the Mineral Reserve open pit design that does not meet the Mineral Reserve criteria and has not been incorporated as dilution within the Mineral Reserve
- Inferred Mineral Resource inside the Mineral Reserve open pit design or underground mine design that has not been incorporated as dilution within the Mineral Reserve
- Mineral Resource for which technical studies to generate a Mineral Reserve have not yet been completed, or for which economics support a Mineral Resource but do not meet Mineral Reserve criteria
- Stockpiles, or tailings dams, that contain mineralised material that qualifies as a Mineral Resource, but not as a Mineral Reserve, to which Mineral Resource criteria and reasonable

Definitions *continued*

prospects for economic extraction principles have been applied

Mineral Reserve

The Regulation S-K 1300 definition of a Mineral Reserve is as follows:

"An estimate of tonnage and grade or quality of Indicated and Measured Mineral Resource that, in the opinion of the Qualified Person, can be the basis of an economically viable project.

More specifically, it is the economically mineable part of a Measured or Indicated Mineral Resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted."

Mineral Reserve is defined by studies at pre-feasibility or feasibility level, as appropriate, that include the application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.

Mineral Reserve is subdivided in order of increasing confidence into Probable Mineral Reserve and Proven Mineral Reserve. Mineral Reserve is aggregated from the Proven and Probable Mineral Reserve categories. A Measured Mineral Resource may be converted to either a Proven Mineral Reserve or a Probable Mineral Reserve depending on uncertainties associated with modifying factors that are taken into account in the conversion from Mineral Resource to Mineral Reserve.

In the underground operations, the Mineral Reserve is based on a full mine design and, in the case of open pits, on a pit optimisation followed by a final pit design. The Mineral Reserve tonnages and grades are estimated and reported as delivered to plant (i.e., the point where material is delivered to the processing facility) according to tonnage, mean grade(s) and contained metal inclusive of mining dilution and mining ore-losses and excludes losses during metallurgical treatment. These modifying factors are based on measurements rather than estimates. Tonnage and grade estimates for surface stockpile materials that meet the Mineral Reserve criteria are itemised separately.

AngloGold Ashanti's Mineral Reserve is an outcome of the Company's business planning process which runs annually. This process operates within a comprehensive framework where all inputs, including costs and capital requirements, are generated by the operation and reviewed at a regional and corporate level within the Company, thereby providing confidence in the estimates.

A Group-wide Mineral Resource to production reconciliation system is also in place whereby the Mineral Resource mined each month is reconciled all the way to the produced gold doré. Oversight for this process is handled at the Group level. Comprehensive sample and assay QA/QC processes are in place, and our laboratories are inspected frequently by on-site teams.

In order to reduce this risk, AngloGold Ashanti limits the use of Inferred Mineral Resource in its Mineral Reserve estimation process but the Inferred Mineral Resource is included in the pit shell or underground extraction shape determination. As such, the Inferred Mineral Resource may influence the extraction shape. The quoted Mineral Reserve from these volumes includes only the converted Measured and Indicated Mineral Resource and no Inferred Mineral Resource is converted to Mineral Reserve. The cash flow analysis does not include the Inferred Mineral Resource in demonstrating the economic viability of the Mineral Reserve.

AngloGold Ashanti requires that the Mineral Reserve that is an outcome of this process is generated at a minimum of a pre-feasibility study level that demonstrates the viability of the project and meets the Company's investment requirements. This study must be signed off at the appropriate executive level in order to demonstrate an intent on the part of the Company to proceed to the level of a feasibility study.

Relationship between Exploration Results, Mineral Resource and Mineral Reserve

The relationship between Exploration Results, Mineral Resource and Mineral Reserve figure below sets out the framework for classifying tonnage and grade estimates so as to reflect different levels of geoscientific confidence and different degrees of technical and economic evaluation.

Mineral Resource can be estimated on the basis of geoscientific information with some input from other relevant disciplines. All reports of Mineral Resource must satisfy the requirement that there are reasonable prospects for economic extraction, regardless of the classification of the Mineral Resource. Mineral Reserve, which is modified Indicated and Measured Mineral Resource (shown within the dashed outline), requires consideration of the Modifying Factors affecting extraction.


Increasing level of geoscientific knowledge and confidence
Exploration Results
Mineral Resource
Inferred
Indicated
Measured
Mineral Reserve
Probable
Proven
Reported as *in situ* mineralisation estimates
Reported as mineable production estimates
Consideration of mining, geotechnical, metallurgical, processing, infrastructural, economic, marketing, legal, environmental, social and governmental factors (the 'Modifying Factors')

Glossary of terms and abbreviations

Glossary of terms	
By-products	Any potentially economic or saleable products that emanate from the core process of producing gold or copper, including silver, molybdenum and sulphuric acid.
Capital or total expenditure	Total capital expenditure on tangible assets.
Contained gold or contained copper	The total gold or copper content (tonnes multiplied by grade) of the material being described.
Cut-off grade	Cut-off grade is the grade (i.e., the concentration of metal or mineral in rock) that determines the destination of the material during mining. For purposes of establishing "prospects of economic extraction", the cut-off grade is the grade that distinguishes material deemed to have no economic value (it will not be mined in underground mining or if mined in surface mining, its destination will be the waste dump) from material deemed to have economic value (its ultimate destination during mining will be a processing facility). Other terms used in similar fashion as cut-off grade include net smelter return, pay limit, and break-even stripping ratio.
Depletion	The decrease in the quantity of ore in a deposit or property resulting from extraction or production.
Development	The process of accessing an orebody through shafts and/or tunneling in underground mining operations.
Development stage property	A development stage property is a property that has Mineral Reserve disclosed, but no material extraction.
Doré	Impure alloy of gold and silver produced at a mine to be refined to a higher purity.
Economically viable	Economically viable, when used in the context of Mineral Reserve determination, means that the Qualified Person has determined, using a discounted cash flow analysis, or has otherwise analytically determined, that extraction of the Mineral Reserve is economically viable under reasonable investment and market assumptions.
Exploration results	Exploration results are data and information generated by mineral exploration programmes (i.e. programmes consisting of sampling, drilling, trenching, analytical testing, assaying, and other similar activities undertaken to locate, investigate, define or delineate a mineral prospect or mineral deposit) that are not part of a disclosure of Mineral Resource or Mineral Reserve. A registrant must not use exploration results alone to derive estimates of tonnage, grade, and production rates, or in an assessment of economic viability.
Exploration stage property	An exploration stage property is a property that has no Mineral Reserve disclosed.
Exploration target	An exploration target is a statement or estimate of the exploration potential of a mineral deposit in a defined geological setting where the statement or estimate, quoted as a range of tonnage and a range of grade (or quality), relates to mineralisation for which there has been insufficient exploration to estimate a Mineral Resource.
Feasibility study	A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project, which includes detailed assessments of all applicable modifying factors, as defined by this section, together with any other relevant operational factors, and detailed financial analyses that are necessary to demonstrate, at the time of reporting, that extraction is economically viable. The results of the study may serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. A feasibility study is more comprehensive, and with a higher degree of accuracy, than a pre-feasibility study. It must contain mining, infrastructure and process designs completed with sufficient rigour to serve as the basis for an investment decision or to support project financing. The confidence level in the results of a feasibility study is higher than the confidence level in the results of a pre-feasibility study. Terms such as full, final, comprehensive, bankable, or definitive feasibility study are equivalent to a feasibility study.
Gold produced or Gold production	Refined gold in a saleable form derived from the mining process.
Grade	The quantity of ore contained within a unit weight of mineralised material generally expressed in grams per metric tonne (g/t) or ounce per short tonne for gold- and silver-bearing material or a percentage (%) for sulphur- and copper-bearing material or parts per million (ppm) for molybdenum-bearing material.
Indicated Mineral Resource	An Indicated Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an Indicated Mineral Resource is sufficient to allow a Qualified Person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an Indicated Mineral Resource has a lower level of confidence than the level of confidence of a Measured Mineral Resource, an Indicated Mineral Resource may only be converted to a Probable Mineral Reserve.

Glossary of terms and abbreviations *continued*

Glossary of terms	
Inferred Mineral Resource	An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an Inferred Mineral Resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an Inferred Mineral Resource has the lowest level of geological confidence of all Mineral Resource, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an Inferred Mineral Resource may not be considered when assessing the economic viability of a mining project, and may not be converted to a Mineral Reserve.
Initial assessment (also known as concept study, scoping study, conceptual study and preliminary economic assessment)	An initial assessment is a preliminary technical and economic study of the economic potential of all or parts of mineralisation to support the disclosure of Mineral Resource. The initial assessment must be prepared by a Qualified Person and must include appropriate assessments of reasonably assumed technical and economic factors, together with any other relevant operational factors, that are necessary to demonstrate at the time of reporting that there are reasonable prospects for economic extraction. An initial assessment is required for disclosure of Mineral Resource but cannot be used as the basis for disclosure of Mineral Reserve.
Measured Mineral Resource	An Measured Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a Measured Mineral Resource is sufficient to allow a Qualified Person to apply modifying factors, as defined in this section, in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a Measured Mineral Resource has a higher level of confidence than the level of confidence of either an Indicated Mineral Resource or an Inferred Mineral Resource, a Measured Mineral Resource may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.
Metallurgical plant/gold plant/plant	A processing plant constructed to treat ore and extract gold or copper in the case of Quebradona (and, in some cases, valuable by-products).
Metallurgical recovery factor (MetRF)	A measure of the efficiency in extracting gold, silver or copper from the ore.
Mineralisation	The process or processes by which a mineral or minerals are introduced into rock, resulting in a potentially valuable deposit.
Mineral deposit	A mineral deposit is a concentration (or occurrence) of material of possible economic interest in or on the earth's crust.
Modifying factors	Modifying factors are the factors that a Qualified Person must apply to Indicated and Measured Mineral Resource and then evaluate in order to establish the economic viability of Mineral Reserve. A Qualified Person must apply and evaluate modifying factors to convert Measured and Indicated Mineral Resource to Proven and Probable Mineral Reserve. These factors include, but are not restricted to: mining; processing; metallurgical; infrastructure; economic; marketing; legal; environmental compliance; plans, negotiations, or agreements with local individuals or groups; and governmental factors. The number, type and specific characteristics of the modifying factors applied will necessarily be a function of and depend upon the mineral, mine, property, or project.
Open pit mining	An excavation made at the surface of the ground for the purpose of extracting minerals, inorganic and organic, from their natural deposits, which excavation is open to the surface.
Ounce (oz) (troy)	Used in imperial statistics for the standard measurement of mass. A kilogram is equal to 32.1507 ounces. A troy ounce is equal to 31.1035 grams.
Pre-feasibility study or a preliminary feasibility study	A pre-feasibility study is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a Qualified Person has determined (in the case of underground mining) a preferred mining method, or (in the case of surface mining) a pit configuration, and in all cases has determined an effective method of mineral processing and an effective plan to sell the product. A pre-feasibility study includes a financial analysis based on reasonable assumptions, based on appropriate testing, about the modifying factors and the evaluation of any other relevant factors that are sufficient for a Qualified Person to determine if all or part of the Indicated and Measured Mineral Resource may be converted to Mineral Reserve at the time of reporting. The financial analysis must have the level of detail necessary to demonstrate, at the time of reporting, that extraction is economically viable. A pre-feasibility study is less comprehensive and results in a lower confidence level than a feasibility study. A pre-feasibility study is more comprehensive and results in a higher confidence level than an initial assessment.
Probable Mineral Reserve	A Probable Mineral Reserve is the economically mineable part of an Indicated and, in some cases, a Measured Mineral Resource. The confidence in the modifying factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve. The degree of assurance, although lower than that for Proven Mineral Reserve, is high enough to assume continuity between points of observation.

Glossary of terms and abbreviations *continued*

Glossary of terms

Production stage property	A production stage property is a property with material extraction of Mineral Reserve.
Proven Mineral Reserve	A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource and can only result from conversion of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the modifying factors.
Qualified Person	A Qualified Person is an individual who is: (1) a mineral industry professional with at least five years of relevant experience in the type of mineralisation and type of deposit under consideration and in the specific type of activity that person is undertaking on behalf of the registrant; and (2) an eligible member or licensee in good standing of a recognised professional organisation at the time the technical report is prepared. Regulation S-K 1300 details further recognised professional organisations and also relevant experience.
Recovered grade	The recovered mineral content per unit of ore treated.
Region	Defines the regional operational management divisions within AngloGold Ashanti, namely Africa (DRC, Egypt, Ghana, Guinea and Tanzania), Americas (Argentina and Brazil), Australia and Projects (Colombia and the USA).
Regulation S-K 1300	Subpart 1300 of Regulation S-K (17 CFR § 229.1300) which contains the SEC's mining property disclosure requirements for mining registrants.
Shaft	A vertical or subvertical excavation used for accessing an underground mine for transporting personnel, equipment and supplies, for hoisting ore and waste, for ventilation and utilities, and/or as an auxiliary exit.
Stope	An underground excavation where ore is extracted.
Stripping ratio	The ratio of waste tonnes to ore tonnes mined calculated as total tonnes mined less ore tonnes mined divided by ore tonnes mined.
Tailings	Finely ground rock of low residual value from which valuable minerals have been extracted.
Tailings storage facility/ facilities (TSF)	Facility/facilities designed to store discarded tailings.
Tonne (t)	Used in metric statistics. Equal to 1,000 kilograms.
Tonnage	Quantity of material measured in tonnes.
Underground mining	The extraction of rocks, minerals and industrial materials, other than coal, oil and gas from the earth by developing entries or shafts from the surface to the seam or deposit before recovering the product by underground extraction methods.
Waste	Material that contains insufficient mineralisation for consideration for future treatment and, as such, is discarded.

Abbreviations and acronyms

%	Percent
%Cu	Percentage contained copper
%S	Percentage contained sulphur
$	United States dollar
$/lb	United States dollar per pound
$/oz	United States dollar per ounce
A2X	A2X Market
ABC	The Archean-Birimian Contact (ABC) project
Ag	Silver
AGA Mineração	AngloGold Ashanti Córrego do Sítio Mineração
ARS	Argentinean peso
Au	Gold
AUD	Australian dollars
Augusta Gold	Augusta Gold Corp.
Barrick	Barrick Mining Corporation
BEng	Bachelor of Engineering
BSc	Bachelor of Science
BSc Eng	Bachelor of Science in Engineering
BSc Hons	Bachelor of Science Honours
BRL	Brazilian real

Glossary of terms and abbreviations *continued*

Abbreviations and acronyms	
CdS	Córrego do Sítio
Centamin	Centamin plc
CEng MIMMM QMR	Chartered Engineer of the Institute of Materials, Minerals and Mining qualified for Minerals Reporting
COP	Colombian peso
Cu	Copper
DRC	Democratic Republic of the Congo
FAIG	Fellow of the Australian Institute of Geoscientists
FAusIMM	Fellow of the Australasian Institute of Mining and Metallurgy
FGSSA	Fellow of the Geological Society of South Africa
g	Grams
GSE	Ghana Stock Exchange
Guinea	Republic of Guinea
g/t	Grams per metric tonne
JSE	JSE Limited (Johannesburg Stock Exchange)
JV	Joint venture
Kg or kg	Kilogram
kt	Kilotonnes
lb	Pound(s)
LUC	Localised Uniform Conditioning
M or m	Metre or million, depending on the context
MAusIMM	Member of the Australasian Institute of Mining and Metallurgy
MAusIMM (CP)	Chartered Professional Member of the Australasian Institute of Mining and Metallurgy
MEng	Master of Engineering
MGSSA	Member of the Geological Society of South Africa
Mlb	Million pounds
Mo	Molybdenum
Moz	Million ounces
MPhil	Master of Philosophy
MSc	Master of Science
Mt	Million tonnes
NSR	Net Smelter Return
NYSE	New York Stock Exchange
oz/t	Ounces per tonne
ppm	Parts per million
Pr. Eng	Professional Engineer
Pr.Sci.Nat	Professional Natural Scientist of the South African Council for Natural Scientific Professions
QA/QC	Quality Assurance/Quality Control
RCubed	Resource and Reserve Reporting System
RRLT	Mineral Resource and Mineral Reserve Leadership Team
S	Sulphur
SACNASP	South African Council for Natural Scientific Professions
SEC	United States Securities and Exchange Commission
SME RM	Society for Mining, Metallurgy and Exploration Registered Member
SOX	United States Sarbanes-Oxley Act of 2002, as amended
UC	Uniform Conditioning

Administrative information for Professional Organisations

AIG *www.aig.org.au*	**The Australian Institute of Geoscientists** PO Box 576, Crows Nest, NSW 1585, Australia **Telephone:** +61 2 9431 8662
AusIMM *www.ausimm.com*	**The Australasian Institute of Mining and Metallurgy** 204 Lygon Street, Carlton , VIC 3053, Australia **Telephone:** +61 3 9658 6100
ECSA *www.ecsa.co.za*	**The Engineering Council of South Africa** Waterview Corner Building, 2 Ernest Oppenheimer Avenue, Bruma 2198, South Africa **Telephone:** +27 86 122 5555
GSSA *www.gssa.org.za*	**The Geological Society of South Africa** Mandela Mining Precinct, Corner of Rustenburg and Carlow Roads, Melville 2092, South Africa **Telephone:** +27 11 358 0028
IMMM *www.iom3.org*	**The Institute of Materials, Minerals and Mining** 297 Euston Road, London, NW1 3AS, United Kingdom **Telephone:** +44 020 7451 7300
SACNASP *www.sacnasp.org.za*	**South African Council for Natural Scientific Professions** 1 Mark Shuttleworth Street, Lynwood 0087, South Africa **Telephone:** +27 12 748 6500
SME *www.smenet.org*	**Society for Mining, Metallurgy and Exploration** 12 999 E Adam Aircraft Circle, Englewood, CO 80112, United States of America **Telephone**: +1 720 574 1256

Notes on the Mineral Resource and Mineral Reserve estimates:

The Mineral Resource and Mineral Reserve stated herein were prepared in compliance with Subpart 1300 of Regulation S-K (17 CFR § 229.1300) (“Regulation S-K 1300”). Refer to Item 1300 (Definitions) of Regulation S-K for the meaning of the terms used in AngloGold Ashanti’s Mineral Resource and Mineral Reserve reporting. The Mineral Resource and Mineral Reserve represent the amount of gold, copper, silver, sulphur and molybdenum estimated at 31 December 2025 and are based on information available at the time of estimation. Such estimates are, or will be, to a large extent, based on the prices of the respective commodities and interpretations of geologic data obtained from drill holes and other exploration techniques, which data may not necessarily be indicative of future results. The Mineral Resource and Mineral Reserve estimates are published at 31 December 2025, taking into account economic assumptions, changes to future production and capital costs, depletion, additions as well as any acquisitions or disposals during 2025. The legal tenure of each material property has been verified to the satisfaction of the accountable Qualified Person and all of the Mineral Reserve has been confirmed to be covered by the required mining permits or there exists a realistic expectation, based on applicable laws and regulations, that issuance of permits or resolution of legal issues necessary for mining and processing at a particular deposit will be accomplished in the ordinary course and in a timeframe consistent with AngloGold Ashanti’s (or its joint venture partners’) current mine plans. For the Mineral Reserve, the term “economically viable” means that profitable extraction or production has been established or analytically demonstrated in, at a minimum, a pre-feasibility study, to be economically viable under reasonable investment and market assumptions. Mineral Reserve is subdivided and reported, in order of increasing geoscientific knowledge and confidence, into Probable and Proven Mineral Reserve categories. Mineral Reserve is aggregated from the Probable and Proven Mineral Reserve categories. Ounces of gold or silver or pounds of copper or sulphur included in the Probable and Proven Mineral Reserve are estimated and reported as delivered to plant (i.e., the point where material is delivered to the processing facility) and exclude losses during metallurgical treatment. In compliance with Regulation S-K 1300, the Mineral Resource herein is reported as exclusive of the Mineral Reserve before dilution and other factors are applied, unless otherwise stated. Mineral Resource is subdivided and reported, in order of increasing geoscientific knowledge and confidence, into Inferred, Indicated and Measured Mineral Resource categories. Ounces of gold or silver or pounds of copper, sulphur or molybdenum included in the Inferred, Indicated and Measured Mineral Resource are those contained in situ prior to losses during extraction and processing. While it would be reasonable to expect that the majority of Inferred Mineral Resource would upgrade to Indicated Mineral Resource with continued exploration, due to the uncertainty of Inferred Mineral Resource, it should not be assumed that such upgrading will always occur.

If estimations must be revised due to significantly lower commodity prices, increases in operating costs, reductions in metallurgical recovery or other factors, the Mineral Resource or Mineral Reserve may not be mined or processed profitably. In addition, material write-downs of AngloGold Ashanti’s investment in its mining properties may be required, including impacts on goodwill, as well as increased amortisation, reclamation and closure charges. If AngloGold Ashanti determines that certain parts of its Mineral Resource or Mineral Reserve have become uneconomic, this may ultimately lead to a reduction in its reported aggregate Mineral Resource or Mineral Reserve, respectively. Consequently, if AngloGold Ashanti’s actual Mineral Resource and Mineral Reserve is less than current estimates, its business, prospects, results of operations and financial position may be materially impaired.

Pre-feasibility and feasibility studies for undeveloped ore bodies present estimated capital expenditure and operating costs based on anticipated tonnage and grades of ore to be mined and processed. Other factors underlying the estimations include, among others, the predicted configuration of the ore body, anticipated metal recovery rates, and estimated costs of operating and processing equipment and facilities. Actual operating and capital expenditure cost and economic returns on projects may differ significantly from original estimates. Further, it may take many years from the initial phases of exploration until commencement of production, during which time, the economic feasibility of production may change. The Mineral Resource is subject to further exploration and development, and is subject to additional risks, and no assurance can be given that they will eventually convert to Mineral Reserve.

Forward looking statements

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, mine life, total cash costs, all-in sustaining costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects, preliminary financial and production metrics for in-process projects, the ability to convert Mineral Resource into Mineral Reserve and replace Mineral Reserve net of depletion from production and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti's liquidity and capital resources and capital expenditures, and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti's financial reports, operations, economic performance and financial condition. These forward-looking statements or forecasts are not based on historical facts, but rather reflect our current beliefs and expectations concerning future events and generally may be identified by the use of forward-looking words, phrases and expressions such as "believe", "expect", "aim", "anticipate", "intend", "foresee", "forecast", "predict", "project", "estimate", "likely", "may", "might", "could", "should", "would", "seek", "plan", "scheduled", "possible", "continue", "potential", "outlook", "target" or other similar words, phrases, and expressions; provided that the absence thereof does not mean that a statement is not forward-looking. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance, actions or achievements to differ materially from the anticipated results, performance, actions or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results, performance, actions or achievements could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics, the failure to maintain effective internal control over financial reporting or effective disclosure controls and procedures, the inability to remediate one or more material weaknesses, or the discovery of additional material weaknesses, in the Company's internal control over financial reporting, and other business and operational risks and challenges and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti's annual report on Form 20-F for the financial year ended 31 December 2025, filed with the United States Securities and Exchange Commission ("SEC"). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results, performance, actions or achievements to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on AngloGold Ashanti's future results, performance, actions or achievements. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

NON-GAAP FINANCIAL MEASURES

This document may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

Corporate directory and contacts

AngloGold Ashanti plc
Incorporated in England & Wales
Registration No. 14654651
LEI No. 2138005YDSA7A82RNU96

Share codes:
ISIN: GB00BRXH2664
CUSIP: G0378L100
NYSE: AU
JSE: ANG
A2X: ANG
GhSE (Shares): AGA
GhSE (GhDS): AAD

JSE Sponsor:
The Standard Bank of South Africa Limited

Auditors:
PricewaterhouseCoopers Inc.
PricewaterhouseCoopers LLP

Offices

Registered and Corporate
Third Floor, Hobhouse Court
Suffolk Street
London SW1Y 4HH
United Kingdom
Telephone: +44 (0) 203 968 3320

Global headquarters
6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
United States of America
Telephone: +1 303 889 0700

Australia
Level 10, AMP Building,
140 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602

South Africa
112 Oxford Road
Houghton Estate,
Johannesburg, 2198
(Private Bag X 20, Rosebank, 2196)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155

Directors

Executive
Alberto Calderon (Chief Executive Officer)
Gillian Doran (Chief Financial Officer)

Non-Executive
Jochen Tilk (Chair)
Kojo Busia
Bruce Cleaver
Alan Ferguson
Albert Garner
Jinhee Magie
Nicky Newton-King
Marcus Randolph
Diana Sands

Company Secretary
Catherine Stead
Company secretarial e-mail
companysecretary@anglogoldashanti.com

Investor Relations contacts

Yatish Chowthee
Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
E-mail: *yrchowthee@aga.gold*

Andrea Maxey
Telephone: +61 08 9425 4603
Mobile: +61 400 072 199
E-mail: *amaxey@aga.gold*

AngloGold Ashanti website
www.anglogoldashanti.com

Share Registrars

United States
Computershare Trust Company, N.A.
150 Royall Street
Suite 101
Canton, MA 02021
United States of America
Telephone US: 866-644-4127
Telephone non-US: +1-781-575-2906

Shareholder Online inquiries:
https://www-us.computershare.com/Investor/#Contact
Website: *www.computershare.com/AngloGoldAshanti*

South Africa
Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue
Rosebank, 2196
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail: *queries@computershare.co.za*
Website: *www.computershare.com*

Ghana
Central Securities Depository (GH) LTD
4th Floor, Cedi House
PMB CT 465, Cantonments
Accra, Ghana
Telephone: +233 302 689313
Fax: +233 302 689315

Ghana depositary
NTHC Limited
18 Gamel Abdul Nasser Avenue
Ringway Estate
Accra, Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975

AngloGold Ashanti posts information that may be important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated periodically. AngloGold Ashanti intends to use its website as a means of disclosing material non-public information to the public in a broad, non-exclusionary manner and for complying with its disclosure obligations. Accordingly, investors should visit this website regularly to obtain important information about AngloGold Ashanti, in addition to following its press releases, documents it files with, or furnishes to, the United States Securities and Exchange Commission (SEC) and public conference calls and webcasts. No material on the AngloGold Ashanti website forms any part of, or is incorporated by reference into, this document. References herein to the AngloGold Ashanti website shall not be deemed to cause such incorporation.

PUBLISHED BY ANGLOGOLD ASHANTI

AngloGoldAshanti